Exhibit 99.4

PROVIDING ENERGY AND INNOVATION

ACROSS NORTH AMERICA

Just Energy has been providing price-protected energy supply to North American homes and businesses since 1997. We provide gas and electricity sufficient to meet the needs of more than 3.3 million commercial and residential customer equivalents in 13 states and 6 provinces.

LEADER IN GREEN ENERGY

Just Energy is one of North America’s largest competitive green energy retailers. We invest in green energy generation and carbon reduction projects that broaden customer choice and accessibility. By putting more choice and control in the hands of consumers, we provide them with easy, hassle-free options to mitigate the environmental impact associated with their home energy use. Since 2007, our hundreds of thousands of green customers have helped offset over 443,000 metric tonnes of carbon emissions and inject 1.95 million MWh of renewable energy into electricity grids – see page 6.

STRENGTH IN RESIDENTIAL

We are one of the dominant suppliers in every region in which we compete. During fiscal 2011, we added a record 428,000 customers through marketing. Today, few retailers can match Just Energy’s geographic reach and sales force – see page 8.

GROWTH IN COMMERCIAL

We added 571,000 new commercial customers in fiscal 2011. Mid-sized businesses and institutional users such as hospitals and school boards now represent approximately 40% of our total customer base – see page 10.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term, fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen program. In addition, through National Home Services, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through Hudson Solar, the Company completes solar power installations for customers in New Jersey. Through Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol.

2011 HIGHLIGHTS

»	Gross additions through marketing were a record 999,000, up 98% from the previous record of 505,000 added in fiscal 2010 and up from 372,000 in fiscal 2009.

»	Net customer additions through marketing were 361,000 for the year, up 395% from 73,000 last year.

»	Customer base reached 3,314,000 RCEs, up 45% year over year including both additions through marketing and the Hudson acquisition.

»	Sales (seasonally adjusted) up 25% to $2.9 billion.

»	Gross margin (seasonally adjusted) of $480.5 million, up 13% year over year (6% per share/unit).

»	Adjusted EBITDA of $267.2 million, up 13% year over year (6% per share/unit).

»	Earnings per share of $3.73 in fiscal 2011, up 108% from $1.79 per unit which includes the impact of mark to market gains and losses on future supply positions.

»	Continued success of JustGreen, with 36% of new residential customers taking an average 90% green supply under the program.

»	Introduced the JustClean product, a green-only program in which Just Energy purchases renewable energy credits and carbon offsets on behalf of its customers. Through their JustClean membership, customers reduce or eliminate the carbon footprint from their homes.

»	On January 1, 2011, completed the conversion of Just Energy from an income trust to a corporation.

JUST ENERGY » ANNUAL REPORT 2011     1

MESSAGE FROM THE EXECUTIVE CHAIR

Dear Fellow Shareholders,

I am pleased to report our results for the year ended March 31, 2011. Once again, Just Energy has shown the ability to profitably grow regardless of corporate structure, adverse market price environment, exchange rates or weather.

The year had a number of highlights.

On January 1, 2011, Just Energy completed its conversion from an income trust to a corporation. Our Board has implemented a dividend policy where monthly dividends have been initially set at $0.10333 per share ($1.24 annually), equal to the distributions previously paid to Just Energy’s unitholders. This transition has been completed smoothly. Since January, many of our shareholders have benefited from a more attractive tax treatment on dividends, as opposed to the previous distributions.

We believe that this more traditional structure will make our shares more attractive to U.S. investors, allowing us to build our shareholder base.

A second major step was the acquisition of Hudson Energy, a U.S.-based reseller of commercial gas and electricity. Hudson brought with it an established base of 660,000 customers but, more importantly, a commercial broker platform that had made it a market leader in this segment. In Just Energy’s first year utilizing this platform, our commercial customer additions exceeded the total commercial additions signed in the history of the Company. The acquisition of Hudson will be a key step in the diversification of Just Energy’s sales and profits going forward.

Our operating results showed weather-related weakness in the first half of the year and a return to normal growth and profitability in the second half. The first and second quarters saw financial reconciliations and balancing costs of the record warm winter in fiscal 2010. These costs reduced margins by approximately $35 million from what they would have been following a normal winter. By the end of the first six months of the fiscal year, growth in gross margin and distributable cash were well below our target range.

The remainder of the year saw normalized weather and profitability combined with record customer growth in both our residential and commercial books. While the year saw a 7% decline in the U.S. dollar exchange rate, reducing margins by a further $16 million, we finished the year with a gross margin of $480.5 million, up 13% (6% per share), in line with our initial guidance. Adjusted EBITDA was $267.2 million, up 13% (6% per unit). Distributable cash after gross margin replacement was flat year over year at $229.6 million, with 19% growth in the fourth quarter offsetting the adverse weather impacts in the first half of the fiscal year.

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	$000,000		$000,000
FISCAL 2011 CONTRIBUTION	CANADA	UNITED STATES
Customers	1,392,000		1,922,000
Customer growth	(6.8)%		140.6%
Margin	$218,912,000		$263,291,000
Margin percentage	15.5%		17.1%
Embedded future margin	$632,600,000	US$	835,600,000

Our ability to maintain profitability and growth under these circumstances is a function of our history of successful diversification. We have been a public entity for ten years. Five years ago, we had just entered our first U.S. market, Illinois. Investors were skeptical that a Canadian company, no matter how successful, could compete profitably south of the border. Even if we were successful in aggregating customers, it was believed that we could not match our Canadian profitability.

The table above shows the fiscal 2011 results of our move to the United States.

Our U.S. operations today are larger, faster growing and more profitable than our Canadian business. Even with the growth in the U.S., we believe there remains strong potential in the Canadian marketplace for our traditional sales channel. It is our hope that our commercial expansion will parallel this success, including in Canada. Our percentage margin on a commercial customer is lower than that of a residential homeowner. Our cost of acquisition is also commensurately lower, and the per-customer annual cost of servicing the commercial base is much lower.

Many of our shareholders look to Just Energy as an important source of steady, predictable income. This will not change. While our current fiscal year had challenges, we were able to comfortably pay our $1.24 dividend/distribution with an 88% payout ratio on distributable cash, in line with our target payout of less than 100%.

The future value of our contracted margins contained within our customer book grew by 20% year over year to over $1.4 billion. This growth occurred despite a sharp decline in the U.S. dollar and the resultant reduction in the future value of our fast-growing U.S. customer book. Throughout the history of Just Energy, we have not only paid a high yield to our investors but we have also consistently added to the long-term value of your shares.

As a shareholder and executive over the ten years Just Energy has been public, I am proud to have participated in delivering this track record. Just Energy has become a North American leader in the deregulated commodity supply and green energy markets. Our Company possesses an outstanding management team that is well prepared for the challenges we will face. I look forward to a bright and prosperous future.

Thank you for your support.

Yours truly,

Rebecca MacDonald

Executive Chair

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LETTER FROM THE CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholders,

Fiscal 2011 demonstrated the positive impact of a number of steps that Just Energy has taken to diversify sources of revenue and margin to maintain growth and profitability. These have come at a time when our traditional residential fixed-price product is faced with challenging market conditions for new customers and renewals.

The steps we have taken are headlined by the continued success of our expansion into the sale of gas and electricity to commercial customers. Of the record 999,000 new customers signed during the year, 571,000 came through our Commercial division. These customers have the same rapid payback on aggregation cost as does our traditional residential base.

Just Energy has also developed a number of shorter-term and floating-price products targeted to the specific needs of certain commercial and residential customers. These innovations have contributed both to new customer additions and renewals as well as to strong margins.

Net customer additions were a record 361,000, up 395% from fiscal 2010. Including these and the customers acquired with Hudson Energy in the first quarter, total customers reached 3,314,000, up 45% from a year prior. The chart on the following page shows the recent success of Just Energy’s marketing.

In last year’s message, I expressed concern about how the weak economy in our key northern U.S. markets had driven our customer attrition levels well above our target levels. Home foreclosures were at record levels and we chose to return many customers to utility system supply because they were simply unable to pay their utility bills.

Fiscal 2011 was spent implementing customer retention strategies, which immediately provided results. Our popular Blend and Extend product allowed customers to reduce above market commodity prices in exchange for extending their contract term. The result of this and other measures, along with an improving economy, was a 7% decline in annual attrition within the hard-hit U.S. natural gas book, falling from 30% to 23% annually. Our U.S. electricity attrition was 17%, below our 20% target. Our Canadian attrition remained at its long-term average of 10% annually. We expect continued improvement in this area.

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Sales of JustGreen electricity and gas products remained strong despite their premium price over utility supply. A total of 36% of our new customers elected green supply for an average of 90% of their commodity consumption. We also added JustClean, a green product, which allows customers to reduce their carbon footprint without purchasing the commodity. This product can be offered in all states and provinces and is not dependent on energy deregulation. Early customer response to this product has been very positive. Total green customers now total 10% of the Company’s electricity book (up from 5% a year ago) and 6% of the gas book (up from 2%).

EXPECTATIONS FOR FISCAL 2012

We expect continued profitable growth for Just Energy in the year to come.

Geographic expansion into Pennsylvania, Saskatchewan and two new utility territories in New York is expected in the coming year. This is in addition to the continued growth in our existing core markets. Equally important will be an expansion of the very successful Hudson commercial broker network. Broadening this commercial footprint to existing Just Energy markets will be a major contributor to growth. Recently developed telemarketing and Internet sales as well as the Momentis network marketing unit are further diversifications of the Company’s sales platform that should also contribute to growth.

The year also saw improved operations and growth in the Home Services and Ethanol divisions. These product-line diversifications are now beginning to contribute to adjusted EBITDA as well as future growth. The upcoming year will see the addition of Hudson Solar, a solar project development platform, which has begun operations in New Jersey. Just Energy continues to monitor opportunities to enhance growth by adding related products to its offering to customers.

Management has, in past years, provided guidance on growth expected for the upcoming fiscal year. For fiscal 2012, management expects growth of approximately 5% per share in gross margin and adjusted EBITDA. We believe this is a healthy growth rate in a low-inflation environment. Our more diversified product suite and geographic footprint give a solid base for continued growth in the future.

I look forward to seeing as many of you as possible at our Annual Meeting on June 29, 2011.

Yours truly,

Ken Hartwick

Chief Executive Officer

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LEADER IN GREEN ENERGY

Just Energy is among the largest and fastest-growing competitive green energy retailers in North America. Since 2007, we have invested $32 million on renewable energy projects and $14 million on carbon emission reduction projects.

Our green customers have been responsible for offsetting 443,000 metric tonnes of carbon emissions (equal to removing 76,000 passenger vehicles from the road for an entire year) and injecting 1.95 million megawatt hours (MWh) of renewable power into electricity grids (enough to power 195,000 homes for a year).

Our JustGreen electricity product gives customers the option to have all or a portion of their electricity derived from certified renewable sources such as hydro, wind, solar or biomass. With the JustGreen gas product, customers can purchase carbon offset credits from green sources such as methane capture projects. Just Energy’s carbon offset products come from emission reduction projects in Canada and the United States that are third-party verified and meet the highest environmental standards.

The Renewable Energy Credits are Green-e (U.S.)- and EcoLogo (Canada)-certified; and the carbon offset projects are Climate Action Reserve-, Voluntary Carbon Standard- or American Carbon Registry-certified in the U.S., and meet the ISO 14064 Standard in Canada. Our green purchases are reviewed annually by an independent, third-party accounting firm to verify that they match our green energy sales.

JustGreen customers currently make up 10% of our residential electricity portfolio and 6% of the residential gas portfolio. However, the numbers are growing rapidly. In 2011, approximately 36% of all new residential customers selected JustGreen products for an average of 90% of their energy needs. As our existing customers renew, more and more of them are choosing to enhance their contracts with a JustGreen component. The inclusion of JustGreen enhances our renewal margins, building long-term value in our existing book.

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Just Energy was awarded the internationally recognized EcoLogo™ certification for the Company's low-impact electricity supply products. A Government of Canada official mark used under licence from Environment Canada, EcoLogo is the standard for greener electricity generation in many Canadian jurisdictions.

One of our latest innovations is the JustClean program, which enables customers to manage their carbon footprint without buying any energy commodity products. JustClean products are essentially carbon offsets from Just Energy’s carbon capture and reduction projects as well as renewable energy certificates from green power generators.

We also own the Terra Grain Fuels facility in Saskatchewan, which produces and sells ethanol, a clean-burning, renewable fuel made from wheat. Ethanol is primarily used as a gasoline fuel additive to reduce the emissions of greenhouse gases.

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STRENGTH IN RESIDENTIAL

Our Company was built on the strength of our core residential door-to-door business. Today, there are few retailers that can match Just Energy’s geographic reach and sales force.

Just Energy sells long-term, price-protected electricity and natural gas contracts to residential customers across Canada and in 13 U.S. states. Consumers appreciate the peace of mind that comes with locking in their energy prices for up to five years – working much like a fixed-rate mortgage plan.

The current stable low-price environment for our commodities allowed Just Energy to provide innovative alternatives to our core product. Our popular Blend and Extend option allows existing customers to blend their current contract rate with a new, lower rate and extend it out for a longer term to take advantage of temporary reductions in market price. In addition, we have developed variable rate and shorter-term alternatives to our standard five-year offer. Like our JustGreen products, these new offerings target customers who would not otherwise sign or renew with Just Energy. The result is higher growth and renewal rates while maintaining our profitability.

We continue to drive growth in our Consumer Energy division through geographic expansion, product innovation and new sales and marketing channels. In fiscal 2011, consumer energy customers represented approximately 60% of Just Energy’s customer base. Growth was strongest in the United States, where the vast majority of our record 428,000 residential customer additions were made.

In addition to selling commodity energy, we have a fast-growing Home Services division in Ontario, which rents out high efficiency water heaters, furnaces and air conditioners. Our installed base of water heaters grew by 50% in fiscal 2011, reaching 115,200, along with 2,600 furnaces and 800 air conditioners installed, at year-end. We offer consumers free removal and return of existing units, a free lifetime service and maintenance program, and convenient billing on utility gas bills. The recent addition of furnaces and air conditioners enables us to provide a more complete offering with the opportunity for bundled savings.

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Residential products are primarily marketed through door-to-door sales by more than 1,000 independent contractors. We invest heavily in sales training and support to ensure that customers understand our products and are comfortable with their buying decision.

We are confident that this relatively new division will contribute to our long-term profitability. We will continue to look to expand this business.

The marketing of residential products is done primarily through door-to-door sales by independent contractors. More than 1,000 people call on prospective customers on our behalf – 850 selling natural gas and electricity, and 200 selling Home Services products. In addition, we added over 20,000 customers through recently added Internet-based channels and will continue to invest in this sales platform.

In 2010, we launched a new network marketing channel called Momentis. Independent representatives earn a commission for signing up friends and family as natural gas or electricity customers and earn recurring monthly income for those customers who continue to use our products.

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GROWTH IN COMMERCIAL

Our commercial business has expanded to the point that it now makes up about 40% of our customer base and energy sales. We have grown to 1,330,000 customers from 773,000 in fiscal 2011.

Just Energy sells electricity and natural gas to mid-sized businesses and institutional users (such as hospitals and school boards). Larger customers include the New York City Housing Authority and the Air Canada Centre in Toronto, Ontario.

Our customers are typically price sensitive and purchase their energy contracts through energy consultants and independent brokers. We offer them competitive pricing options, the potential for savings when market prices rise above their contracted price, and flexible terms so they can choose the short- or long-term contract that best meets their needs.

Commercial customers also count on us for dependable energy supply. To enhance supply reliability, we spread our business across a variety of high-credit-quality commodity suppliers. For large commercial customers, we generally secure power supply concurrently with the execution of a contract.

While commercial customers generate a lower upfront gross margin than residential customers, this is typically balanced out by significantly lower administration costs and less weather-related volatility. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of residential customers.

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AIR CANADA CENTRE

Our growing commercial customer base includes supplying natural gas to the Air Canada Centre, home of the Toronto Maple Leafs and Raptors. Commercial customers count on Just Energy for competitive pricing options and dependable energy supply.

Approximately 80% of our commercial business is now achieved through the broker sales channel, a new sales platform gained with our acquisition of Hudson Energy Services in May 2010. Operating in New York, New Jersey, Illinois and Texas, Hudson was a leader in small and mid-sized commercial clients. In addition to 660,000 active customers, Hudson also gave us an industry-leading sales portal to sell more efficiently to commercial customers.

We also rely on a specialized inside sales team and independent contractors selling directly to customers to drive commercial sales.

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OFFICERS (from left to right): Darren Pritchett, Executive Vice President, Consumer Sales; Deb Merril, Executive Vice President, Commercial Sales; Ken Hartwick, Chief Executive Officer and President; Rebecca MacDonald, Executive Chair; James Lewis, Executive Vice President and Chief Operating Officer; Beth Summers, Chief Financial Officer; and Gord Potter, Executive Vice President, Regulatory and Legal.

OFFICERS

REBECCA MACDONALD

Executive Chair

Rebecca MacDonald was a founder of Just Energy and has held the position of Chair of the Board since 2001 (“IPO”) and Executive Chair since 2006. From Just Energy’s IPO in 2001 to March 2005, Ms. MacDonald also held the position of Chief Executive Officer.

KEN HARTWICK, C.A.

Chief Executive Officer and President

Ken Hartwick joined the Company in April 2004 as Chief Financial Officer, was promoted to President in 2006 and assumed the additional position of Chief Executive Officer in June 2008. Prior to this, Mr. Hartwick was Chief Financial Officer of Hydro One Inc.

BETH SUMMERS, C.A.

Chief Financial Officer

Beth Summers joined Just Energy in February 2009 as Chief Financial Officer. Prior to this, Ms. Summers was Executive Vice President and Chief Financial Officer of Hydro One Inc.

JAMES LEWIS

Executive Vice President and Chief Operating Officer

James Lewis was appointed to his current role in June 2011 and, prior to this, held the position of Senior Vice President and General Manager, Eastern U.S. Prior to this, Mr. Lewis was Senior Vice President for North American Operations for Just Energy.

DARREN PRITCHETT

Executive Vice President, Consumer Sales

Darren Pritchett joined Just Energy as Executive Vice President, Consumer Sales, in April 2008. Prior to this, Mr. Pritchett ran a successful direct marketing organization, contracted by Just Energy.

GORD POTTER

Executive Vice President, Regulatory and Legal

Gord Potter joined the Company in June 2003 and currently holds the position of Executive Vice President, Regulatory and Legal. Prior to this, Mr. Potter held the positions of Director, Vice President and Senior Vice President within the Regulatory department from June 2003 to April 2009. Before joining Just Energy, Mr. Potter was Director, Utility Relations, at Direct Energy Marketing Limited.

DEB MERRIL

Executive Vice President, Commercial Sales

Deb Merril was appointed to her current role of Executive Vice President, Commercial Sales, in April 2010, and prior to this, held the position of Senior Vice President, Commercial Sales and Marketing. Before April 2010, Ms. Merril was Vice President of Just Energy Texas LP.

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Just Energy is committed to providing stability and peace of mind. To achieve these goals – and remain worthy of the confidence of our shareholders – we have established an active Board to guide our operations and make sure that they are transparent to investors. Our corporate governance meets all the recommended standards established by the Canadian Securities Administrators.

We ensure transparency by clearly communicating our targets for growing our business, describing in detail how we intend to meet these goals and then reporting on our performance against the targets with equal clarity. Similarly, we build trust by ensuring that management’s interests are aligned with those of shareholders. To make sure that management acts in the best interests of shareholders, we mandate high share ownership for all senior managers and align bonuses with strict performance measurements determined by our Board.

Your Board of Directors is made up of the Executive Chair, the Chief Executive Officer and President, and seven outside directors and is monitored by our lead independent director and Vice Chair, Hugh Segal. The Board committees are composed of external directors only.

Additional details of our governance can be found in the Just Energy 2011 Management Information Circular.

OUTSIDE DIRECTORS

SENATOR HUGH D. SEGAL

Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queen’s University

The Honourable Hugh Segal was appointed to the Senate of Canada in August 2005 and is a Senior Research Fellow at McMillan LLP, a director of SNC Lavalin Inc. and Sun Life Financial Inc. and a member of the Atlantic Council. He serves as Lead Director and Vice Chair and has been a director of Just Energy since 2001.

JOHN A. BRUSSA

Partner, Burnet, Duckworth & Palmer LLP

John Brussa is a Partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer, specializing in the areas of energy and taxation. Mr. Brussa has been a director of Just Energy since 2001. He is also a director of a number of energy and energy-related corporations.

AMBASSADOR GORDON D. GIFFIN

Senior Partner, McKenna Long & Aldridge LLP

The Honourable Gordon Giffin is a Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm of McKenna Long & Aldridge. He has been a director of Just Energy since 2006. From 1997 to April 2001, Mr. Giffin served as United States Ambassador to Canada.

SENATOR MICHAEL J.L. KIRBY

Corporate Director

The Honourable Michael Kirby is a corporate director and Chairman of The Mental Health Commission of Canada. Mr. Kirby was a member of the Senate of Canada from 1984 to 2006. From 1999 to 2006, Mr. Kirby was Chair of the Standing Committee on Social Affairs, Science and Technology. Mr. Kirby has been a director of Just Energy since 2001.

THE HONOURABLE R. ROY MCMURTRY, Q.C.

Counsel, Gowling Lafleur Henderson LLP

The Honourable R. Roy McMurtry currently serves as counsel to the national law firm of Gowling Lafleur Henderson LLP. Mr. McMurtry has been a director of Just Energy since 2007. From February 1996 until May 2007, Mr. McMurtry was the Chief Justice of Ontario.

BRIAN R.D. SMITH

Federal Chief Treaty Negotiator and Energy Consultant

Brian Smith is the Federal Chief Treaty Negotiator and Energy Consultant associated with the law firm of Gowling Lafleur Henderson LLP. Prior to this, Mr. Smith was the Chair of British Columbia Hydro, a position he held from 1996 to June 2001. Mr. Smith has been a director of Just Energy since 2001.

B. BRUCE GIBSON

Principal, Ryan Inc.

Bruce Gibson was appointed a director of Just Energy effective January 1, 2010. Mr. Gibson currently serves as a Principal of Ryan Inc. and Practice Leader for Ryan, Public Affairs. Previously, Mr. Gibson served as Chief of Staff of the Lieutenant Governor of Texas as well as Senior Vice President of Reliant Energy. He was also a member of Texas’ House of Representatives (1981–1991).

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MD&A AT-A-GLANCE

This MD&A At-a-Glance highlights some of the most significant information found in the management’s discussion and analysis, which follows on page 17. It is not intended to provide a complete summary of Just Energy’s strategies, business environment or performance.

HIGHLIGHTS

»	Added a record 999,000 new customers, up 98% from 505,000 in fiscal 2010.

»	Net customer additions through marketing were 361,000, up 395% from 73,000 a year earlier.

»	Seasonally adjusted sales increased by 25% due to a 45% net increase in customers as a result of record new additions and the acquisition of Hudson Energy Services.

»	Approximately 36% of all residential customers added in the year took JustGreen products for some or all of their energy needs, electing on average to purchase 90% of their consumption in green supply.

»	Grew the number of installed water heaters by 50%, from 77,000 at year-end 2010 to 115,200 year-end 2011.

CUSTOMER AGGREGATION

Long-term customers

	April 1, 2010	Additions	Acquired	Attrition	Failed to renew	March 31, 2011	% increase (decrease)
Natural gas
Canada	734,000	53,000	—	(73,000)	(58,000)	656,000	(11)%
United States	408,000	224,000	81,000	(123,000)	(16,000)	574,000	41%

Total gas	1,142,000	277,000	81,000	(196,000)	(74,000)	1,230,000	7%

Electricity
Canada	760,000	106,000	—	(77,000)	(53,000)	736,000	(3)%
United States	391,000	616,000	579,000	(171,000)	(67,000)	1,348,000	245%

Total electricity	1,151,000	722,000	579,000	(248,000)	(120,000)	2,084,000	81%

Combined	2,293,000	999,000	660,000	(444,000)	(194,000)	3,314,000	45%

Gross customer additions for the year were 999,000, up 98% from the 505,000 customers added through marketing during fiscal 2010. This was due to very strong additions in both the Consumer Energy division and the Commercial Energy division. Of the total, 571,000 were commercial customers, showing the continued positive impact of both the broker channel and Just Energy’s internal efforts to expand its share of the commercial market.

CUSTOMER MARGINS

Customers added through marketing were at or above the margins of customers lost through attrition or failure to renew. Renewing customers were at lower margins largely due to lesser adoption of JustGreen on renewal. However, JustGreen is beginning to be aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. For large commercial customers, the average gross margin for new customers added was $88. The aggregation cost per commercial customer is commensurately lower than for a residential customer.

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Annual gross margin per customer1

	Fiscal 2011	Number of customers
Residential and small commercial customers added in the year
Canada – gas	$209	29,000
Canada – electricity	$161	49,000
United States – gas	$217	128,000
United States – electricity	$189	222,000
Large commercial customers added in the year	$88	571,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

ATTRITION AND RENEWAL RATES

	Attrition	Renewals
Natural gas

Canada	10%	65%
United States	23%	73%

Electricity

Canada	10%	61%
United States	17%	66%

Natural gas attrition in Canada was 10% for the year, in line with our target. In the U.S., gas attrition was 23%, below our annual target of 30%. This reflects a small continued improvement in the U.S. due to new product offerings and greater economic stability within our customer base.

The annual electricity attrition rate in Canada for the year was 10%, in line with our expectations. Electricity attrition in the U.S. was 17%, below our 20% target.

RENEWAL RATES

Canadian renewal rates were 65% for gas and 61% for electricity customers. Canadian markets lagged the 2011 target of 70%, largely due to the current high spread between the Just Energy five-year price and the utility spot prices. Gas renewals for the U.S. were 73% and electricity renewals were 66%, below our target of 75%. We are rolling out our JustGreen products within our U.S. renewal process and expect this to have a positive effect on renewal rates.

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FINANCIAL TABLE OF CONTENTS

17	Management’s discussion and analysis

56	Management’s responsibility for financial reporting

57	Independent auditors’ report

58	Consolidated financial statements

62	Notes to the consolidated financial statements

IBC	Corporate information

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MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – MAY 19, 2011

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JEGI” or “Just Energy” or “the Company”) (formerly Just Energy Income Fund, the “Fund”) for the year ended March 31, 2011, and has been prepared with all information available up to and including May 19, 2011. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2011. The financial information contained herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on our corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com.

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund, to a corporation, Just Energy Group Inc. (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JEGI and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JEGI on a one for one basis. JEGI also assumes all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (“Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), and Hudson Energy Solar Corp.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-price contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its suppliers. Just Energy also offers green products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits, which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits but also increase sales receptivity and improve renewal rates.

In addition, through NHS, Just Energy sells and rents high efficiency and tankless water heaters and other heating, ventilating and air conditioning (“HVAC”) products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity that primarily sells to commercial customers.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, distributable cash, EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in the Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com.

JUST ENERGY » ANNUAL REPORT 2011     17

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY TERMS

“Attrition” means customers whose contracts were terminated early or cancelled by Just Energy due to delinquent accounts.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“UEG”) in October 2007. Just Energy assumed the obligations of the debentures as part of the UEG acquisition on July 1, 2009. See “Long-term debt and financing” on page 40 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson, effective May 1, 2010. See “Long-term debt and financing” on page 40 for further details.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent or the “customer”, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Large commercial customer” means customers representing more than 15 RCEs.

Non-GAAP financial measures

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the income trust structure, management believed that distributable cash was the best basis for analyzing the results. Under the corporate structure, management believes that Adjusted EBITDA will be the best basis for analyzing the financial results of Just Energy.

All non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Seasonally adjusted sales and seasonally adjusted gross margin

As Just Energy was an income trust up until December 31, 2010, management believed that the best basis for analyzing the financial results under such structure and the amount available for distribution was to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

No seasonal adjustment is required for electricity as the supply is balanced daily. In the other gas markets, payments for supply by the LDCs are aligned with customer consumption.

Cash Available for Distribution

“Distributable cash after marketing expense” refers to the net Cash Available for Distribution to unitholders under the income trust structure. Seasonally adjusted gross margin is the principal contributor to Cash Available for Distribution. Distributable cash is calculated by Just Energy as seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, bad debt expense, interest expense, corporate taxes, capital taxes and other items. This non-GAAP measure may not have been comparable to other income funds.

“Distributable cash after gross margin replacement” represents the net Cash Available for Distribution to unitholders as defined above. However, only the marketing expenses associated with maintaining gross margin at a stable level, equal to that in place at the beginning of the period, are deducted. Management believes that this is more representative of the ongoing operating performance of Just Energy because it includes all expenditures necessary for the retention of existing customers and the addition of new margin to replace those customers that have not been renewed. This non-GAAP measure may not have been comparable to other income funds.

For reconciliation to cash from operating activities please refer to the “Cash Available for Distribution and distributions/dividends” analysis on page 24.

EBITDA

“EBITDA” represents earnings before interest, taxes, depreciation and amortization. This is a non-GAAP measure which reflects the pre-tax profitability of the business.

18    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under Canadian GAAP, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Adjusted EBITDA calculation.

Embedded gross margin

Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted gross margin. It is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

FINANCIAL HIGHLIGHTS

For the years ended March 31

(thousands of dollars, except where indicated and per unit/share amounts)

	Fiscal 2011			Fiscal 2010		Fiscal 2009
	$	Per Share	Per unit/share change	$	Per unit	Per unit change	$	Per unit
Sales	2,953,192	$21.38	20%	2,299,231	$17.77	4%	1,899,213	$17.03
Net income (loss)[1]	515,347	3.73	108%	231,496	1.79	NMF [5]	(1,107,473)	(10.03)
Gross margin (seasonally adjusted)[2]	480,478	3.48	6%	425,882	3.29	16%	315,193	2.83
Adjusted EBITDA[2]	267,186	1.93	6%	236,304	1.83	(1)%	204,636	1.84
Distributable cash
After gross margin replacement	229,660	1.66	(6)%	230,000	1.78	2%	195,520	1.75
After marketing expense	193,232	1.40	(8)%	197,033	1.52	0%	169,353	1.52
Distributions (including Special Distribution3)	170,004	1.24	(14)%	187,418	1.45	4%	156,604	1.40
Distributions (excluding Special Distribution)	170,004	1.24	0%	160,722	1.24	0%	138,030	1.24
General and administrative	109,407	0.79	16%	88,423	0.68	28%	59,586	0.53
Distributable cash payout ratio (including Special Distribution)
After gross margin replacement	74%			81%			80%
After marketing expense	88%			95%			92%
Distributable cash payout ratio[4] (excluding Special Distribution)
After gross margin replacement	74%			70%			71%
After marketing expense	88%			82%			82%

[1]

Net income includes the impact of unrealized gains (losses), which represent the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See the discussion of non-GAAP financial measures on page 18.

[3]	No Special Distribution was paid in fiscal 2011. Fiscal 2010 and 2009 include a one-time Special Distribution of $26.7 million and $18.6 million, respectively.

[4]	Management targets an annual payout ratio after all marketing expenses, excluding any Special Distribution, of less than 100%.

[5]	Not a meaningful figure.

JUST ENERGY » ANNUAL REPORT 2011     19

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACQUISITION OF HUDSON ENERGY SERVICES, LLC

In May 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson, with an effective date of May 1, 2010.

The acquisition of Hudson was accounted for using the purchase method of accounting. The Company allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows (thousands of dollars):

Net assets acquired:

Current assets (including cash of $24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long-term	1,312
Security deposits – long-term	3,544
Other assets – current	124
Other assets – long-term	100
Other liabilities – current	(74,683)
Other liabilities – long-term	(40,719)

$289,047

Consideration:
Purchase price	$287,790
Transaction costs	1,257

$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, may be adjusted during the 12-month period following the acquisition.

ACQUISITION OF UNIVERSAL ENERGY GROUP LTD.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Limited (“Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, the Universal shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of Just Energy Exchange Corp (“JEEC”), a former subsidiary of Just Energy, for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a unit of the Just Energy Income Fund on a one for one basis at any time at the option of the holder, and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or Special Distribution paid by Just Energy on a unit of the Fund. Just Energy also assumed all the covenants and obligations of Universal in respect of Universal’s outstanding $90m convertible debentures. On conversion of the $90m convertible debentures, holders will be entitled to receive 0.58 of an Exchangeable Share/share of JEGI in lieu of each Universal common share that the holder was previously entitled to receive on conversion.

On January 1, 2011, in conjunction with the Conversion, all exchangeable shares of JEEC were exchanged for JEGI common shares on a one for one basis. JEGI also assumed all of the covenants and obligations under the outstanding $90m convertible debentures.

20    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

The acquisition of Universal was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows (thousands of dollars):

Net assets acquired:

Working capital (including cash of $10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

All contracts, customer relationships and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts acquired, including customer relationships, are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the other intangible assets are amortized over six months. The non-controlling interest represents 33.3% ownership of TGF held by EllisDon Corporation at the time of acquisition, which was subsequently and separately acquired. The purchase price for this acquisition is final and no longer subject to change.

OPERATIONS

Natural gas

Just Energy offers natural gas customers a variety of products ranging from five-year fixed-price contracts to month-to-month variable-price offerings. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba and Alberta

In Manitoba and Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

JUST ENERGY » ANNUAL REPORT 2011     21

MANAGEMENT’S DISCUSSION AND ANALYSIS

New York, Illinois, Indiana, Ohio, California and Pennsylvania

In New York, Illinois, Indiana, Ohio, California and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs, active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements of renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from green sources such as methane capture.

JustClean

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

Blend and Extend program

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of this division is primarily done door-to-door through 850 independent contractors, the Momentis network marketing operation and Internet-based telemarketing efforts. Total independent contractors declined during the quarter as a result of a continued effort to ensure resources are focused on those markets that provide the best long-term return such as NHS water heater rentals. Overall, weaker residential sales in these markets were more than offset by strong sales in other markets as well as sales from the Commercial Energy division. Approximately 60% of Just Energy’s customers and energy revenues are generated by the Consumer Energy division, which is currently focused on longer-term price-protected offerings of both JustGreen and commodity products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

22    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commercial Energy division

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives, established by Just Energy in its recent expansion into this channel; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 40% of Just Energy’s customer base and energy sales. Products offered to commercial customers can range from standard fixed offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than residential margins but customer aggregation cost and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates which are lower than those of residential customers.

Home services division

NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater rental, offering high efficiency conventional and power vented tanks and tankless water heaters. In fiscal 2010, NHS began offering the rental of HVAC products to Ontario residents. NHS markets through approximately 210 independent contractors in Ontario. See page 33 for additional information.

Ethanol division

Just Energy owns and operates TGF, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 34 for additional information on TGF.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(thousands of dollars)

	Fiscal 2011	Per share	Fiscal 2010	Per unit	Fiscal 2009	Per unit
Net income (loss)	$515,347	$3.73	$231,496	$1.79	$(1,107,473)	$(9.93)
Add:
Interest	50,437		16,134		3,857
Tax expense (recovery)	32,142		(100,260)		(57,460)
Capital tax	188		522		220
Amortization	150,863		70,826		8,694

EBITDA	$748,977	$5.42	$218,718	$1.69	$(1,152,162)	$(10.33)

Add (subtract):
Change in fair value of derivative instruments	(509,401)		1,282		1,336,976
Marketing expenses to add gross margin	36,428		32,967		26,167
Maintenance capital expenditures	(8,818)		(16,663)		(6,345)

Adjusted EBITDA	$267,186	$1.93	$236,304	$1.83	$204,636	$1.84

Adjusted fully diluted average number of units/shares outstanding	138.1m		129.4m		111.5m

Adjusted EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments and the marketing expenses used for increasing gross margin are removed along with maintenance capital expenditures being deducted. With the conversion from an income trust to a corporation effective January 1, 2011, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $267.2 million ($1.93 per share) in fiscal 2011, an increase of 6% per share per unit from $236.3 million ($1.83 per unit) in fiscal 2010. This increase is attributable to higher gross margin resulting from the 20% increase in per unit sales as a result of the expanded customer base year over year. This increase is offset by a decline in margin percentage due to the residual impact of a record warm winter in fiscal 2010, which had an aggregate negative impact on margins of $35 million in the first and second quarters as well as 7% decrease in U.S. annual exchange rates year over year. As well, the more rapid growth of the lower margin Commercial Energy division compared to the Consumer Energy division reduced margin percentage. Higher general and administrative, bad debt and marketing expenses to service the growing customer base also reduced growth in adjusted EBITDA.

JUST ENERGY » ANNUAL REPORT 2011     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH AVAILABLE FOR DISTRIBUTION AND DISTRIBUTIONS/DIVIDENDS

For the years ended March 31

(thousands of dollars, except per unit/share amounts)

	Fiscal 2011	Per share	Fiscal 2010	Per unit	Fiscal 2009	Per unit
Reconciliation to statements of cash flow
Cash inflow from operations	$153,360		$158,273		$172,767
Add:
Increase in non-cash working capital	38,213		35,523		(6,181)
Other	354		—		—
Tax adjustments	1,305		3,237		2,767

Cash available for distribution	$193,232		$197,033		$169,353

Cash available for distribution
Gross margin per financial statements	$482,203	$3.49	$415,333	$3.21	$322,816	$2.90
Adjustments required to reflect net cash receipts from gas sales	(1,725)		10,549		(7,623)

Seasonally adjusted gross margin	$480,478	$3.48	$425,882	$3.29	$315,193	$2.83

Less:
General and administrative	(109,407)		(88,423)		(59,586)
Capital tax expense	(188)		(522)		(220)
Bad debt expense	(27,650)		(17,940)		(13,887)
Income tax expense	(8,183)		(18,517)		(3,861)
Interest expense	(50,437)		(16,134)		(3,857)
Other items	29,797		8,447		3,664

	(166,068)		(133,089)		(77,747)

Distributable cash before marketing expenses	$314,410	$2.28	$292,793	$2.27	$237,446	$2.13
Marketing expenses to maintain gross margin	(84,750)		(62,793)		(41,926)

Distributable cash after grossmargin replacement	$229,660	$1.66	$230,000	$1.78	$195,520	$1.75
Marketing expenses to add new gross margin	(36,428)		(32,967)		(26,167)

Cash available for distribution	$193,232	$1.40	$197,033	$1.52	$169,353	$1.52

Cash distributions/dividends (includes Special Distribution)
Distributions and dividends	$161,585		$175,517		$146,731
Class A preference share distributions	4,896		7,580		8,460
Unit appreciation rights/restricted share grants and deferred unit/share grants distributions	3,523		2,108		1,503

Total distributions/dividends	$170,004	$1.24	$185,205	$1.43	$156,694	$1.40

Cash distributions/dividends
(excludes Special Distribution)
Distributions and dividends	$161,585		$150,170		$129,205
Class A preference share distributions	4,896		6,527		7,592
Unit appreciation rights/restricted share grants and deferred unit/share grants distributions	3,523		1,812		1,324

Total distributions/dividends	$170,004	$1.24	$158,509	$1.24	$138,121	$1.24

Adjusted fully diluted average number of units/shares outstanding	138.1m		129.4m		111.5m

24    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

DISTRIBUTABLE CASH

In fiscal 2011, there was significant expansion of the Just Energy customer base. Much of this expansion took place through i) the acquisition of Hudson in the first quarter, which diversified Just Energy’s product line to include specialized offerings for commercial customers and the subsequent expansion of the commercial broker network to seven states and two new provinces; ii) the launch of the Momentis network marketing division in Ontario, New York, Illinois, Indiana, Ohio and California; and iii) new residential launches in Massachusetts (May), two new utility territories in New York (September) and Pennsylvania (March). In addition, NHS committed expenditures to facilitate its expansion into the Union Gas territory in Ontario and its rollout of HVAC offerings.

The result of this expansion was record customer additions of 999,000 through marketing for the year, up 98% from 505,000 in fiscal 2010. Net additions through marketing were 361,000, up 395% from 73,000 in fiscal 2010. Including the customers acquired with Hudson, net customer additions were 1,021,000, resulting in a 45% increase in customers year over year. Sales increased 20% and seasonally adjusted gross margins were up 6% per unit/share year over year. The increase in gross margin was lower than the increase in sales due to impact from Blend and Extend (postponing margins to future periods), a $35 million decline in margin due to reduced customer consumption and balancing related to the warmer weather from last winter and lower customer margin realized on the faster-growing base of commercial customers.

Distributable cash after gross margin replacement for the year ended March 31, 2011, was $229.7 million ($1.66 per share), effectively unchanged from $230.0 million ($1.78 per unit) in fiscal 2010. The higher gross margin was offset by increased interest expenses, general and administrative costs and bad debt expenses. Interest costs relate primarily to the $330m and $90m convertible debentures related to the Hudson and Universal acquisitions, funding for water heater and HVAC purchases, and the debt associated with TGF. Bad debt expense increased by 54% in fiscal 2011 compared to 2010, due to the 59% increase in sales in those markets where Just Energy bears the credit risk. Overall, bad debt percentage of relevant sales was 2.7% for the year, within the target range of 2% to 3%.

Just Energy spent $84.8 million in marketing expenses for the year, resulting in the addition and renewal of customers sufficient to maintain its current level of gross margin. This represents 70% of the total marketing expense, excluding the amortization of contract initiation costs. A further $36.4 million was spent to increase future gross margin within the 999,000 new customers added and 263,000 customers renewed in the year. General and administrative costs increased by 16% per share year over year, reflecting continued geographic and product expansion as well as the larger customer base.

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at Mar 31, 2011	.As at Mar 31, 2010	Mar 11 vs. Mar 10 Variance	As at Mar 31, 2009	Mar 10 vs. Mar 09 Variance
Canada (CAD$)	$632.6	$783.1	(19)%	$697.1	12%
United States (US$)	835.6	414.6	102%	278.5	49%

Total (CAD$)	$1,442.8	$1,204.3	20%	$1,020.3	18%

Management’s estimate of the future contracted gross margin increased to $1,442.8 million from $1,204.3 million at the end of fiscal 2010. The substantial net increase in future margins was seen from the expanded customer base, however the financial statement impact of this growth in customers was offset by the 5% decline in U.S. exchange rates year over year. There was a decline in embedded margins at year-end in comparison to that reported at the end of the third quarter. The decline was largely due to the decline in the U.S. dollar versus the Canadian dollar in the quarter. The embedded margins in Canada declined year over year due to a challenging price environment for renewals and new customer additions. This was more than offset by the strong growth in the U.S.

Distributable cash after all marketing expenses was $193.2 million ($1.40 per share) for fiscal 2011, a per share/unit decrease of 8% from $197.0 million ($1.52 per unit) in the prior comparable year. The 13% increase in seasonally adjusted gross margin was dampened by a $35 million impact in the first and second quarters from the prior year record warm winter, the higher interest, general and administrative, and bad debt expenses noted above as well as higher marketing costs to maintain gross margin. The payout ratio after gross margin replacement was 74% versus 70% in fiscal 2010 (excluding Special Distribution) and payout after deduction of all marketing expenses for the current year was 88% versus 82%.

For further information on the changes in the gross margin, please refer to “Sales and gross margin – Seasonally adjusted” on page 29 and “General and administrative expenses”, “Marketing expenses”, “Bad debt expense” and “Interest expense”, which are further clarified on pages 35 to 37.

JUST ENERGY » ANNUAL REPORT 2011     25

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED CONSOLIDATED FINANCIAL DATA

(thousands of dollars except where indicated and per unit/share amounts)

The consolidated financial statements of Just Energy are prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. The following table provides selected financial information for the last three fiscal years.

Statements of operations data

For the years ended March 31

	$000000000	$000000000	$000000000
	2011	2010	2009
Sales (seasonally adjusted)	$2,938,688	$2,344,172	$1,888,733
Gross margin (seasonally adjusted)	480,478	425,882	315,193
Net income (loss)	515,347	231,496	(1,107,473)
Net income (loss) per unit/share – basic	3.81	1.81	(10.03)
Net income (loss) per unit/share – diluted	3.73	1.79	(10.03)

Balance sheet data

As at March 31

	$000000000	$000000000	$000000000
	2011	2010	2009
Total assets	$1,588,644	$1,310,827	$535,755
Long-term liabilities	867,151	824,393	480,602

2011 compared with 2010

Seasonally adjusted sales increased by 25% in fiscal 2011 due to a 45% net increase in customers as a result of record new additions and the acquisition of Hudson. Effective May 1, 2010, Just Energy completed the acquisition of 660,000 largely commercial Hudson customers and issued $330 million of convertible debentures in order to finance the acquisition. For further information on the acquisition, see page 20. Commercial customers now make up 40% of the Just Energy customer base, and while there are lower margins associated with these customers, the associated expenses to acquire and maintain are lower on a per RCE basis. Seasonally adjusted gross margin increased to $480.5 million or 13% over fiscal 2010.

Net income increased by 123% from $231.5 million ($1.79 per unit) in fiscal 2010 to $515.3 million ($3.73 per share) in fiscal 2011. The change in net income relates primarily to the change in fair value of the derivative instruments, which showed a gain in fiscal 2011 of $509.4 million versus a loss of $1.3 million in the prior comparable year as well as strong operating results for the year. Offsetting this increase is the income tax provision of $32.1 million for the current fiscal year, versus an income tax recovery of $100.3 million in the prior fiscal year.

Total assets increased by 21% to $1.6 billion in fiscal 2011. The largest components of this change relate to the property, plant and equipment, intangible assets, goodwill and contract initiation costs recorded as part of the Hudson acquisition.

Total long-term liabilities of $867.2 million represent a 5% increase over the prior fiscal year. Just Energy funded the Hudson acquisition by issuing $330 million in convertible debentures, which as at March 31, 2011, were valued at $286.4 million in long-term debt. Other long-term liabilities have also decreased in fiscal 2011 primarily due to the change in mark to market valuation of future supply positions.

2010 compared with 2009

Sales increased by 24% in fiscal 2010 due to a 28% net increase in customers as a result of record new additions and the acquisition of Universal. On July 1, 2009, Just Energy completed the acquisition of 430,000 Universal customers in consideration for Exchangeable Shares valued at $239.9 million. For further information on the acquisition, see page 20. Seasonally adjusted gross margin increased to $425.9 million or 35% over fiscal 2009 due to higher margin per customer, continued strong acceptance of the JustGreen product as well as improved supply management.

The change in net income relates primarily to the change in fair value of the derivative instruments, which has improved substantially from the $1.3 billion loss recorded in fiscal 2009. Also, an increase in the income tax recovery of $42.8 million relates to Just Energy’s conversion to a taxable Canadian corporation in December 2010 and the future tax benefits of the mark to market losses expected to be realized post conversion. This increase is partially offset by a higher current tax provision related to the Universal entities.

Total assets increased by 145% to $1.3 billion in fiscal 2010. The largest components of this change relate to the property, plant and equipment, intangible assets, and goodwill recorded as part of the Universal acquisition. The TGF ethanol plant was acquired totaling over $155.2 million in capital assets on July 1, 2009. Also, future income tax assets of $114.3 million were recorded which relate primarily to the conversion of Just Energy to a corporation.

26    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total long-term liabilities of $824.4 million represent a 72% increase over the prior fiscal year. On July 1, 2009, in connection with the acquisition of Universal, Just Energy increased its credit facility from $170.0 million to $250.0 million. Also, as part of the Universal acquisition, the Company acquired the debt obligations of TGF, which is comprised of three separate facilities noted on page 41. Long-term liabilities have also increased in fiscal 2010 primarily due to the change in mark to market valuation of our derivative instruments.

SUMMARY OF QUARTERLY RESULTS

(thousands of dollars, except per unit/share amounts)

	$0000000	$0000000	$0000000	$0000000
Fiscal 2011	Q4	Q3	Q2	Q1
Sales (seasonally adjusted)	$808,394	$741,817	$748,480	$639,997
Gross margin (seasonally adjusted)	143,977	132,212	115,356	88,933
General and administrative expense	28,341	26,283	25,511	29,272
Net income (loss)	177,111	217,407	(154,480)	275,309
Net income (loss) per unit/share – basic	1.30	1.61	(1.15)	2.05
Net income (loss) per unit/share – diluted	1.27	1.39	(1.15)	1.85
Adjusted EBITDA	118,309	78,220	39,375	31,282
Amount available for distribution
After gross margin replacement	78,624	63,811	53,442	33,783
After marketing expense	70,559	52,518	45,753	24,402
Payout ratio[1]
After gross margin replacement	56%	67%	79%	125%
After marketing expense	63%	81%	92%	172%

	$0000000	$0000000	$0000000	$0000000
Fiscal 2010	Q4	Q3	Q2	Q1
Sales (seasonally adjusted)	$694,788	$654,686	$562,133	$432,565
Gross margin (seasonally adjusted)	121,872	121,722	107,519	74,769
General and administrative expense	22,405	24,767	25,634	15,617
Net income (loss)	(79,211)	97,390	110,690	102,627
Net income (loss) per unit – basic	(0.59)	0.73	0.83	0.92
Net income (loss) per unit – diluted	(0.59)	0.73	0.82	0.91
Adjusted EBITDA	108,961	60,563	36,598	30,182
Amount available for distribution
After gross margin replacement	66,023	69,455	52,303	42,219
After marketing expense	58,359	61,242	41,345	36,087
Payout ratio[1]
After gross margin replacement	103%[2]	59%	78%	83%
After marketing expense	117%[2]	67%	99%	97%

[1]	The payout ratios have been calculated using cash distributions paid during the quarter.

[2]	Includes a one-time Special Distribution of $26.7 million paid in the fourth quarter of fiscal 2010. No Special Distribution was paid in fiscal 2011.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher distributable cash with a lower payout ratio in the third and fourth quarters, and lower distributable cash with a higher payout ratio in the first and second quarters, excluding any Special Distributions.

Analysis of the fourth quarter

The 16% increase in seasonally adjusted sales compared to the prior comparable quarter is attributable to new customer additions over the past year, including the Hudson customers acquired effective May 1, 2010. The customer base has increased by 45% since March 31, 2010. The increase in sales was less than the increase in customers due to the lower average customer contract prices for recently added commercial customers and variable-rate contracts as well as the decline in the U.S. dollar exchange rate. Improved sales and gross margin from TGF and NHS contributed to the growth quarter over quarter.

JUST ENERGY » ANNUAL REPORT 2011     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Seasonally adjusted gross margin increased by 18% in the fourth quarter of fiscal 2011 to $144.0 million, up from $121.9 million in the same period last year. The gross margin increase was higher than the sales increase due to the prior comparable quarter experiencing record warm winter weather. The fourth quarter of fiscal 2011’s colder than normal weather impact was offset somewhat by Just Energy’s use of weather options to mitigate the cost of unseasonably warm winter weather in the future. These options will reduce margins in abnormally cold conditions but increase them during warm winters. Management believes the result of this hedging policy will be more stable results in the future. General and administrative costs were $28.3 million, an increase of 27% for the quarter, from the same period last year. The 27% increase has allowed Just Energy to support a 45% increase in customers, as well as geographic expansion for both energy marketing and NHS.

In the fourth quarter of fiscal 2011, 224,000 gross customer additions were added in the quarter, up 71% from 131,000 during the same period in fiscal 2010. Net customer additions in the fourth quarter were 67,000, up 415% compared with 13,000 in the three months ended March 31, 2010.

The distributable cash after customer gross margin replacement was $78.6 million, up 19% from $66.0 million in the prior comparable quarter. Gross margin increased by 18% compared to a 45% increase in customer base. The percentage margin increase was higher than that of sales due to comparison to the record warm winter quarter in fiscal 2010 and improved results of the Home Services and Ethanol divisions in fiscal 2011. Higher gross margins were matched by increased administrative, bad debt and interest expenses versus the prior comparable quarter.

After the deduction of all marketing expenses, distributable cash totaled $70.6 million, an increase of 21% from $58.4 million in the fourth quarter of fiscal 2010. Distributions for the quarter were $43.2 million, reflecting an annual rate of $1.24, unchanged from a year ago. The payout ratio after payment of all marketing costs for the fourth quarter of fiscal 2011 was 63% versus 117% (71% excluding Special Distribution) for the same period last year.

GAS AND ELECTRICITY MARKETING

Sales and gross margin – Per financial statements

For the years ended March 31

(thousands of dollars)

	Fiscal 2011			Fiscal 2010
	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$660,036	$525,714	$1,185,750	$788,661	$425,975	$1,214,636
Electricity	619,985	1,015,347	1,635,332	637,580	381,674	1,019,254

	$1,280,021	$1,541,061	$2,821,082	$1,426,241	$807,649	$2,233,890

Increase (decrease)	(10)%	91%	26%

	Fiscal 2011			Fiscal 2010
	Canada	United States	Total	Canada	United States	Total
Gross margin
Gas	$94,200	$78,563	$172,763	$124,105	$81,520	$205,625
Electricity	94,749	183,922	278,671	107,042	91,107	198,149

	$188,949	$262,485	$451,434	$231,147	$172,627	$403,774

Increase (decrease)	(18)%	52%	12%

On a financial statement basis, sales increased by 26% in fiscal 2011 to $2.8 billion from $2.2 billion in fiscal 2010. Gross margins increased by 12% from $403.8 million in fiscal 2010 to $451.4 million in the current fiscal year. On a per share/unit basis, financial statement gross margin increased by 9% per share/unit year over year, compared with a 6% increase in seasonally adjusted gross margin. Financial statement gross margin includes approximately $5 million in additional revenue from the Ontario gas market relating to the increased consumption associated with the colder winter weather in fiscal 2011. This amount will be included in seasonally adjusted gross margin in the first and second quarters of fiscal 2012.

Canada

Sales and gross margin for the year ended March 31, 2011, were $1.3 billion and $188.9 million, respectively, a decrease of 10% and 18%, respectively, from the prior comparable year. Total sales and gross margin for the prior year were $1.4 billion and $231.1 million, respectively.

United States

Sales and gross margin in the U.S. were $1.5 billion and $262.5 million, respectively, for fiscal 2011, an increase of 91% and 52%, respectively, from the same period last year. Total sales and gross margin for the year ended March 31, 2010, were $807.6 million and $172.6 million, respectively.

28    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales and gross margin – Seasonally adjusted1

For the years ended March 31

(thousands of dollars)

	Fiscal 2011			Fiscal 2010
	Canada	United States	Total	Canada	United States	Total
Sales
Gas	$660,036	$525,714	$1,185,750	$788,661	$425,975	$1,214,636
Adjustments[1]	(9,504)	(5,000)	(14,504)	40,935	4,005	44,940

	$650,532	$520,714	$1,171,246	$829,596	$429,980	$1,259,576
Electricity	619,985	1,015,347	1,635,332	637,580	381,674	1,019,254

	$1,270,517	$1,536,061	$2,806,578	$1,467,176	$811,654	$2,278,830

Increase (decrease)	(13)%	89%	23%

	Fiscal 2011			Fiscal 2010
	Canada	United States	Total	Canada	United States	Total
Gross margin
Gas	$94,200	$78,563	$172,763	$124,105	$81,520	$205,625
Adjustments[1]	(1,532)	(193)	(1,725)	10,804	(255)	10,549

	$92,668	$78,370	$171,038	$134,909	$81,265	$216,174
Electricity	94,749	183,922	278,671	107,042	91,107	198,149

	$187,417	$262,292	$449,709	$241,951	$172,372	$414,323

Increase (decrease)	(23)%	52%	9%

[1]	For Ontario, Manitoba, Quebec and Michigan gas markets.

On a seasonally adjusted basis, sales increased by 23% in fiscal 2011 to $2.8 billion as compared to $2.3 billion in fiscal 2010. Gross margins were $449.7 million for the year, up 9% from the prior comparable year. The lower increase in margin versus sales is a result of a $35 million adverse margin impact from utility reconciliations during the first and second quarters of the year due to record warm winter temperatures in fiscal 2010. In addition, margin percentages were lower due to lower margins on large numbers of commercial and variable rate customers added during the year as well as an active Blend and Extend marketing program, which reduces short-term gross margins to increase gross margin in the long term. During the year, Blend and Extend offers and other customer contract renegotiations resulted in a $12.1 million reduction on what would have otherwise been collected as gross margin. These retention efforts have resulted in $20.8 million in increased future gross margin for the extension period.

Canada

Seasonally adjusted sales were $1.3 billion for the year, down 13% from $1.5 billion in fiscal 2010. Seasonally adjusted gross margins were $187.4 million in fiscal 2011, a decrease of 23% from $242.0 million in the prior year.

Gas

Canadian gas sales were $650.5 million, a decrease of 22% from $830.0 million in fiscal 2010. During fiscal 2011, total customer delivered gas volume reflected both an 11% decrease in RCEs flowing and a 13% decrease in consumption per customer due to lower utility delivery requirements as a result of the prior year warm winter. Gross margin totaled $92.7 million, down 31% from fiscal 2010, reflecting both these factors as well as the effects of the Blend and Extend contracts signed by customers and the introduction of lower margin variable rate products in Ontario. In addition, although the winter months were colder than the prior year, Just Energy had put in place a policy of hedging through weather index derivatives. This was intended to reduce gross margin fluctuations from extreme weather and these derivatives reduced the potential benefit of cold winter weather during the current fiscal year. Management believes that this hedging strategy will reduce volatility in Just Energy’s results in future periods.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the year ended March 31, 2011, amounted to $150/RCE compared to $191/RCE for the prior comparable year, reflecting the adverse weather impact in the first and second quarters and the impact of Blend and Extend. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

Electricity

Electricity sales were $620.0 million for the year, a decrease of 3% from fiscal 2010 due to a 4% decline in flowing RCEs. Gross margin decreased by 11% for fiscal 2011 to $94.7 million versus $107.0 million in the prior year. The Blend and Extend program contributed to the gross margin decrease year over year. Also, expiring higher margin customers are being replaced with new lower margin customers due to competitive pressures from low utility prices in Ontario.

JUST ENERGY » ANNUAL REPORT 2011     29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized average gross margin per customer after all balancing and including acquisitions for the year ended March 31, 2011, in Canada amounted to $127/RCE, a decrease from $149/RCE in the prior year due to the cumulative effect of new lower margin contracts necessary to compete against the very low utility price in the Ontario market. Increased JustGreen sales had a positive impact on margins per customer but this was more than offset by discounts required to compete against the regulated utility floating rate in Ontario. In addition, commercial customers added during the year generate lower margins than the previous predominantly residential customer base. Again, the success of Blend and Extend reduced margins in the short term in exchange for higher margins in the future. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

Sales for fiscal 2011 were $1.5 billion, an increase of 89% from $811.7 million in the prior year. Seasonally adjusted gross margin was $262.3 million, up 52% from $172.4 million from the prior year.

Gas

For fiscal 2011, gas sales and gross margin in the U.S. totaled $520.7 million and $78.4 million, respectively, versus $430.0 million and $81.3 million, respectively, in fiscal 2010. The sales increase of 21% was due to a 41% increase in customers largely through successful marketing and the acquisition of Hudson. Sales growth was less than customer growth due to a lower U.S. dollar exchange rate and reduced contract prices associated with commercial sales.

Gross margin decreased by 4% year over year compared to the 21% increase in sales, primarily as a result of the third party losses in Michigan related to fiscal 2010 warm winter financial reconciliations as well as reconciliations in other states and the lower U.S. dollar. In addition, there was an impact from the weather index derivatives put in place in the fourth quarter which mitigated what would otherwise have been margin increases in the third and fourth quarters associated with the relatively cold winter.

Average realized gross margin after all balancing costs for the year ended March 31, 2011, was $141/RCE, a decrease of 33% over the prior year amount of $212/RCE. This is due to lower per customer consumption, utility reconciliations, losses on sale of excess gas and the inclusion of lower margin commercial customers acquired with Hudson. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois and California.

Electricity

U.S. electricity seasonally adjusted sales and gross margin for the year were $1.0 billion and $183.9 million, respectively, versus $381.7 million and $91.1 million, in fiscal 2010. Sales were up 166% due to an increase in flowing customers year over year attributable to the Hudson acquisition and strong marketing growth. Sales were up more than gross margin due to the lower margins on commercial customers. Total customer demand increased by 224%, which is slightly lower than the 245% increase in the customer base. Margins were up 102% year over year. The majority of customers added over the period were commercial customers with lower per customer margins than the largely residential book in place a year prior. Also impacting the lower gross margin growth were the extreme cold weather variances experienced in Texas during the fourth quarter, which resulted in an approximate $2.0 million reduction in gross margin.

Average gross margin per customer for electricity during the current year decreased to $149/RCE, compared to $238/RCE in the prior year, as a result of a lower U.S. dollar exchange rate and lower margins per RCE for commercial customers added. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

CUSTOMER AGGREGATION

Long-term customers

	April 1, 2010	Additions	Acquired	Attrition	Failed to renew	March 31, 2011	% increase (decrease)
Natural gas
Canada	734,000	53,000	–	(73,000)	(58,000)	656,000	(11)%
United States	408,000	224,000	81,000	(123,000)	(16,000)	574,000	41%

Total gas	1,142,000	277,000	81,000	(196,000)	(74,000)	1,230,000	7%

Electricity
Canada	760,000	106,000	–	(77,000)	(53,000)	736,000	(3)%
United States	391,000	616,000	579,000	(171,000)	(67,000)	1,348,000	245%

Total electricity	1,151,000	722,000	579,000	(248,000)	(120,000)	2,084,000	81%

Combined	2,293,000	999,000	660,000	(444,000)	(194,000)	3,314,000	45%

Gross customer additions for the year were 999,000, up 98% from the 505,000 customers added through marketing during fiscal 2010. This was due to very strong additions in both the Consumer Energy division and the Commercial Energy division. Of the total, 571,000 were commercial customers, showing the continued positive impact of both the new broker channel and Just Energy’s internal efforts to expand

30    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

its share of the commercial market. Commercial customers now represent approximately 40% of the total customer base. Total net customer additions through marketing for the year were 361,000, up from 73,000 net customer additions last year. Overall, there has been a 45% increase in total customers over the past year.

Total gas customers excluding acquired customers remained virtually unchanged during the last year, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. This continues to impact new customer additions and renewals. To respond, profitable new variable rate contracts are being sold while spot market prices remain stable. Including acquired customers, the natural gas base increased by 7% year over year.

Total electricity customers excluding acquired customers were up 31% during fiscal 2011, with strong growth in our U.S. markets and a 3% decrease in total customers in our Canadian markets. Including acquired customers, the electricity customer base increased 81% year over year.

As at March 31, 2011, there are an additional 22,000 RCEs categorized as variable and short-term in nature and, accordingly, have not been included in the long-term customer aggregation reported above. The majority of these short-term customers were acquired as part of the Hudson acquisition earlier in the year.

JustGreen

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2010, through December 31, 2010, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy is a participant in over 25 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance the projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the year ended March 31, 2011, 36% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 90% of their consumption as green supply, which compares with a 39% take-up, for an average of 81% of consumption, during the prior fiscal year.

Overall, JustGreen supply now makes up 6% of the overall gas portfolio, up from 2% a year ago. JustGreen supply makes up 10% of the electricity portfolio, up from 5% on the same date last year.

Attrition

	Fiscal 2011 attrition	Fiscal 2011 targeted attrition
Natural gas
Canada	10%	10%
United States	23%	30%

Electricity
Canada	10%	10%
United States	17%	20%

The year saw a material improvement in attrition rates across all markets. Improved economic conditions, diligent credit reviews and offering Blend and Extends resulted in attrition rates that were at or below target rates in all markets for the first time in several years. With all new customers signed over the past three years being at rates consistent with current commodity rates, management believes that these attrition trends will continue. Management is confident that continued improvements in attrition rates in the United States will be seen in coming periods.

Natural gas

The annual natural gas attrition in Canada was 10% for the year, in line with management’s target of 10%. In the U.S., annual gas attrition was 23%, below management’s annual target of 30%. This reflects continued improvement in the U.S. results due to new product offerings and greater economic stability within the U.S. customer base.

JUST ENERGY » ANNUAL REPORT 2011     31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Electricity

The annual electricity attrition rate in Canada for the year was 10%, in line with management’s expectations. Electricity attrition in the U.S. was 17% for the trailing 12 months, below management’s target of 20%.

Failed to renew

	Fiscal 2011 renewal rates	Fiscal 2011 targeted renewals
Natural gas
Canada	65%	70%
United States	73%	75%

Electricity
Canada	61%	70%
United States	66%	75%

The Just Energy renewal process is a multifaceted program and aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional four or five years. Renewals in fiscal 2011 were the most challenging in the Company’s history. Extended periods of depressed gas prices (and their direct impact on electricity pricing) combined with very low perceived future price volatility have resulted in lower than targeted renewals. Management believes if commodity price volatility remains low, targeted renewal rates will be in the range of 70% overall.

Natural gas

The fiscal 2011 annual renewal rate for all Canadian gas customers was 65%, below management’s target of 70%. In the Ontario gas market, customers who do not positively elect to renew or terminate their contract receive a one-year fixed price for the ensuing year. Of the total Canadian gas customer renewals during the year, 31% were renewed for a one-year term. Canadian gas markets lagged the 2011 target of 70%, largely due to the current high spread between the Just Energy five-year price and the utility spot price. The long period of stable low gas prices has reduced customer interest in renewing at higher fixed prices. Management will continue to focus on increasing renewals, and a return to rising market pricing should result in an improvement in Canadian gas renewal rates to target levels.

In the U.S. markets, Just Energy had primarily Illinois and a small number of Indiana and New York gas customers up for renewal. Gas renewals for the U.S. were 73%, slightly below management’s target of 75% due to lower renewal rates in Indiana and New York.

Electricity

The electricity renewal rate for Canadian customers was 61% for the year, which is below the targeted level. There continues to be solid demand for JustGreen products, supporting renewals in Canadian electricity customers but, due to the disparity between the spot and five-year prices and low volatility in the spot prices, customers have been reluctant to again lock into fixed-priced products. Just Energy has introduced some enhanced variable-price offerings to improve renewal rates.

During the year, Just Energy had Texas, Illinois and New York electricity customers up for renewal. The electricity renewal rate was 66%, below our target rate of 75% due to lower renewal rates in New York. In each of these markets, our green product is being developed for renewing customers, which should further strengthen the profitability and proclivity to renew.

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following years:

	Canada – gas	Canada – Electricity	U.S. – gas	U.S. – electricity
2012	28%	21%	21%	29%
2013	22%	24%	23%	22%
2014	17%	17%	11%	21%
2015	14%	12%	14%	13%
Beyond 2015	19%	26%	31%	15%

Total	100%	100%	100%	100%

Just Energy continuously monitors its customer renewal rates and continues to modify its offering to existing customers in order to maximize the number of customers who renew their contracts. To the extent there is continued customer take-up on blend and extend offers, some renewals scheduled for 2012 and 2013 will move back to 2015 and beyond.

32    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

GROSS MARGIN EARNED THROUGH NEW MARKETING EFFORTS

Annual gross margin per customer for new and renewed customers

The table below depicts the annual margins on contracts of residential and commercial customers signed during the year. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing were at or above the margins of customers lost through attrition or failure to renew. Renewing customers were at lower margins largely due to lesser take-up of JustGreen on renewal. However, JustGreen is beginning to be aggressively marketed for renewals, with the expectation that rates similar to those for new customers can be achieved. Sales of the JustGreen products remained very strong, with approximately 36% of all residential customers added in the past year taking some or all green energy supply. Customers that have purchased the JustGreen product elected, on average, to take 90% of their consumption in green supply. For large commercial customers, the average gross margin for new customers added was $88/RCE. The aggregation cost of these customers is commensurately lower per RCE than a residential customer.

Annual gross margin per customer1

	Fiscal 2011	Number of customers
Residential and small commercial customers added in the year
Canada – gas	$209	29,000
Canada – electricity	161	49,000
United States – gas	217	128,000
United States – electricity	189	222,000
Average annual margin	195

Residential and small commercial customers renewed in the year
Canada – gas	166	98,000
Canada – electricity	120	98,000
United States – gas	196	35,000
United States – electricity	177	32,000
Average annual margin	154

Residential and small commercial customers lost in the year
Canada – gas	204	130,000
Canada – electricity	150	129,000
United States – gas	208	113,000
United States – electricity	227	92,000
Average annual margin	195

Large commercial customers added in the year	88	571,000
Large commercial customers lost in the year	118	172,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

HOME SERVICES DIVISION (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to leasing HVAC products. NHS had continued strong customer growth and as at March 31, 2011, had a cumulative installed base of 115,200 water heaters, 2,600 furnaces and 800 air conditioners in residential homes. The water heater installed base has increased by 50% in the past year, from 77,000 as at March 31, 2010. Management is confident that NHS will contribute to the long-term profitability of Just Energy and continue to contribute to diversification. NHS currently markets through approximately 210 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS announced that it had entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters and HVAC products in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the agreements, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater and HVAC contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount which is equal to the customer rental payments on the water heaters for the next five, seven or ten years. The funding received from HTC up to March 31, 2011, was $105.7 million.

JUST ENERGY » ANNUAL REPORT 2011     33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result should be a valuable asset, which will generate strong cash returns following repayment of the HTC financing.

The 2011 fiscal year saw significant geographic and product expansions for NHS. The division began marketing its products in Union Gas territory in Ontario, expanding its reach to the entire province. It also rolled out an offering of furnace and air conditioner rentals and sales. These expansions were funded by increased general and administrative costs but are expected to substantially increase the growth and profitability of NHS in the future.

Selected financial information

For the years ended March 31

(thousands of dollars, except where indicated)

	Fiscal 2011	Fiscal 20101
Sales per financial statements	$22,566	$8,886
Cost of sales	6,869	1,837

Gross margin	15,697	7,049
Marketing expenses	3,302	2,824
General and administrative expense	12,083	5,789
Interest expense	6,468	818
Capital expenditures	30,625	24,544
Amortization	1,902	1,975
Ending total number of water heaters installed	115,200	77,000

[1]	Represents results from the date of acquisition, July 1, 2009, through to March 31, 2010.

Results of operations

For the year ended March 31, 2011, NHS had sales of $22.6 million, up 154% year over year, and gross margin of $15.7 million, up 123% from the comparable period. The cost of sales for the year was $6.9 million, of which $4.6 million represents the non-cash amortization of the installed water heaters for the customer contracts signed to date. Marketing expenses for fiscal 2011 were $3.3 million and include the amortization of commission costs paid to the independent agents, sales-related automotive fleet costs, advertising and promotion, and telecom and office supplies expenses. General and administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $12.1 million for the year ended March 31, 2011, up 109% year over year. The higher level of general and administrative costs relative to the past year was largely due to the expansion into Union Gas territory and the rollout of furnace and air conditioner offerings. The infrastructure has now been put in place to allow for strong growth in the Union Gas territory.

Interest expense amounted to $6.5 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $30.6 million for the year ended March 31, 2011. Amortization costs were $1.9 million for the current year and include both the depreciation on non-tank-related capital assets noted above and the amortization of the purchased water heater contracts.

For the prior comparable period, which represents operations from the date of acquisition, July 1, 2009, through March 31, 2010, sales and gross margin amounted to $8.9 million and $7.0 million, respectively. Marketing expenses were $2.8 million and general and administrative expenses amounted to $5.8 million. Interest expense for the nine months was $0.8 million as a result of the HTC financing just being secured in January 2010.

The growth of NHS has been rapid and, combined with the HTC financing, is expected to be self-sustaining on a cash flow basis.

ETHANOL DIVISION (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the year ended March 31, 2011, the plant achieved an average production capacity of 78%, a significant increase from average production capacity of 62% in the prior comparative period. The Phase 1 grain-milling upgrade done in late fiscal 2010 has allowed the plant to achieve daily milling rates exceeding nameplate capacity from time to time. In the fourth quarter, the plant achieved average production capacity of 86%. In the first quarter of fiscal 2012, the plant will complete scheduled maintenance, resulting in production downtime.

Ethanol prices were, on average, $0.57 per litre for the year and wheat prices averaged $168 per metric tonne for the year. As at March 31, ethanol was priced at $0.68 per litre. The ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay dividends.

34    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected financial information

For the years ended March 31

(thousands of dollars, except where indicated)

	Fiscal 2011	Fiscal 20101
Sales per financial statements	$108,526	$56,455
Cost of sales	94,260	51,945

Gross margin	14,266	4,510
General and administrative expense	11,231	9,089
Interest expense	6,862	5,107
Capital expenditures	266	4,599
Amortization	1,193	1,079

[1]	Represents results from the date of acquisition, July 1, 2009, through to March 31, 2010.

Results of operations

For fiscal 2011, TGF had sales and gross margin of $108.5 million and $14.3 million, respectively. During the fiscal year, the plant produced 117.7 million litres of ethanol and 111,417 metric tonnes of DDG. For the year ended March 31, 2011, TGF incurred $11.2 million in general and administrative expenses and $6.9 million in interest charges. Fiscal 2011 is the first year in which the ethanol facility has generated positive EBITDA.

For the prior comparable period, which represents results from the date of acquisition, July 1, 2009 to March 31, 2010, sales and gross margin totaled $56.5 million and $4.5 million, respectively. The plant produced 69.4 million litres of ethanol and 66,487 metric tonnes of DDG. General and administrative expenses were $9.1 million and interest expense was $5.1 million. Capital expenditures were $4.6 million in fiscal 2010, primarily relating to the milling upgrade completed near year-end.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement signed on February 17, 2009, as amended from time to time, based on the volume of ethanol produced. From July 1, 2009 to March 31, 2010, the subsidy was ten cents per litre, and throughout fiscal 2011, this subsidy was nine cents per litre. The subsidy will be eight cents per litre for fiscal 2012. The subsidy amount declines through time to five cents per litre of ethanol produced in fiscal 2015, the last year of the agreement.

OVERALL CONSOLIDATED RESULTS – JUST ENERGY

General and administrative expenses

General and administrative costs were $109.4 million for the year ended March 31, 2011, representing a 24% increase from $88.4 million in fiscal 2010. This was primarily due to the inclusion of a full year of administrative costs for NHS and TGF as well as the addition of Hudson’s commercial energy marketing administrative costs.

	Fiscal 2011	Fiscal 2010	% Increase
Energy marketing	$86,093	$73,545	17%
NHS	12,083	5,789	109%
TGF	11,231	9,089	24%

Total general and administrative expenses	$109,407	$88,423	24%

Energy marketing general and administrative costs were $86.1 million in fiscal 2011, an increase of 17% from $73.5 million for the year ended March 31, 2010. The 17% increase has allowed Just Energy to support a 45% increase in customers as well as fund one-time costs for the conversion to a corporate structure. In addition, the increase versus the prior year is a result of a full year of Universal-related expenses (versus nine months in the prior year) offset by realized synergies as well as the inclusion of Hudson administrative costs. Just Energy obtained a new commercial license in Pennsylvania and incurred costs to prepare to enter Pennsylvania for residential sales and Saskatchewan for the commercial business. Just Energy expects continued general and administrative spending to support geographic market expansion but management believes that costs per customer will continue to decline over the long term.

Marketing expenses

Marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives for signing new customers, as well as sales-related corporate costs, were $133.6 million, an increase of 40% from $95.8 million in fiscal 2010. New customers signed by our marketing sales force were 999,000 during fiscal 2011, up 98% compared to 505,000 customers added through our sales offices in the prior year. The increase in the current year expense reflects the cost of a 98% gross and a 395% net increase in customer additions, offset by the lower total aggregation cost per customer and a lower U.S. dollar exchange rate.

JUST ENERGY » ANNUAL REPORT 2011     35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to maintain gross margin were $84.8 million for the year, an increase of 35% from $62.8 million in fiscal 2010.

Marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the gross margin signed from new and renewed customers during the period. Marketing expenses to add new gross margin in the year ended March 31, 2011, totaled $36.4 million, a 10% increase from $33.0 million in fiscal 2010. Although there was a large increase in the net customer additions through marketing of 361,000 for the current year, up from 73,000 in fiscal 2010, the blend of commercial and residential customers added resulted in a 20% increase in embedded margin, lower than the 45% increase in total customers.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially up front or as residual payments over the life of the contract. If the commission is paid all or partially up front, the amortization is included in marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 60% are commercial broker customers and 55% of these commercial brokers are being paid recurring residual payments.

Marketing expenses included in distributable cash exclude amortization related to the contract initiation costs for Hudson and NHS. For the year ended March 31, 2011, the amortization amounted to $14.5 million. Capitalized marketing costs associated with maintaining margin are reflected as maintenance capital in Adjusted EBITDA.

The actual aggregation costs for the year ended March 31, 2011, per customer for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$277/RCE	$157/RCE	$31/RCE
United States	177/RCE	126/RCE	19/RCE

Electricity
Canada	213/RCE	157/RCE	31/RCE
United States	150/RCE	85/RCE	40/RCE

Total aggregation costs	$173/RCE	$122/RCE	$35/RCE

The actual aggregation per customer added for all energy marketing for the year ended March 31, 2011, was $102. The $35 average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $35 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $63 (1.8 X $35) to the fiscal 2011 $35 average aggregation cost for commercial broker customers reported above.

For the prior comparable year, aggregation costs per customer in the Canadian and U.S. gas markets were $215/RCE and $174/RCE, respectively, with a combined cost of $182/RCE. In the Canadian and U.S. electricity markets, the aggregation costs per customer amounted to $188/RCE and $161/RCE, respectively, with the combined cost amounting to $168/RCE.

Share-based compensation

Compensation in the form of stock (non-cash) granted by Just Energy to the directors, officers, full-time employees and service providers of the Company and its subsidiaries and affiliates pursuant to the 2010 Share Option Plan (formerly the 2001 Unit Option Plan), the 2010 Restricted Share Grant Plan (formerly the 2004 unit appreciation rights plan) and the Directors’ Compensation Plan amounted to $5.5 million, an increase of 16% from the $4.8 million paid in fiscal 2010. The increase relates primarily to additional fully paid long-term retention restricted share grants awarded to the senior management of the Company.

Bad debt expense

In Illinois, Alberta, Texas, Pennsylvania, California and Massachusetts, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year, Just Energy was exposed to the risk of bad debt on 35% of its sales.

36    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Bad debt expense for fiscal 2011 was $27.7 million, up 54% from $17.9 million expensed last year. The bad debt expense increase was entirely related to the 59% increase in total revenues for the current year to $1,033.5 million, in the markets where Just Energy assumes the risk for accounts receivable collections. These markets also now include incremental commercial customers. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2011, the bad debt expense of $27.7 million represents approximately 2.7% of revenue, slightly lower than the bad debt for fiscal 2010, which represented 2.8% of relevant revenue.

Credit losses in Texas as a percentage of total revenues have declined due to aggressive collection efforts and quicker disconnection for delinquent customers. Continued improvements in the Illinois collection efforts and lower default rates for acquired Hudson commercial customers have also contributed to the improvement in the bad debt rate versus the prior year. Management expects that bad debt expense will remain in the range of 2% to 3% for the next fiscal year assuming that the housing market in the U.S. continues to show signs of improvement.

For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Interest expense

Total interest expense for the year ended March 31, 2011, amounted to $50.4 million, a 213% increase from $16.1 million in fiscal 2010. The large increase in costs primarily relates to the interest expense for the $330 million convertible debentures associated with the Hudson acquisition as well as interest costs associated with the NHS financing.

This increase also reflects a full year compared to the inclusion of nine months in the prior comparable year of interest relating to the JEEC convertible debentures and TGF financing in the prior comparable year.

Foreign exchange

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2011, a foreign exchange unrealized gain of $0.3 million was reported in other comprehensive income (loss) versus a $26.6 million gain reported in the prior fiscal year.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow. During fiscal 2011, a total of $28.0 million in U.S. funds was repatriated back to Canada, versus $23.0 million in the prior fiscal year.

Class A preference share cash distributions

On January 1, 2011, as part of the conversion from an income trust to a corporation, the remaining Class A preference shares of Just Energy Corp. (“JEC”) were converted into JEGI common shares. Prior to this, the holder of the JEC Class A preference shares was entitled to receive, on a quarterly basis, a payment equal to the amount paid to a unitholder on an equal number of units. The total amount paid for the nine months ended December 31, 2010, including tax, amounted to $4.9 million. The distributions on the Class A preference shares are reflected in the consolidated statement of unitholders’/shareholders’ deficiency in the consolidated financial statements, net of tax.

Provision for (recovery of) income tax

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Current income tax provision	$8,182	$19,253
Amount credited to unitholders’/shareholders’ equity	1,305	2,501
Future tax expense (recovery)	22,655	(122,014)

Provision for (recovery of) income tax	$32,142	$(100,260)

Just Energy recorded a current income tax expense of $8.2 million for the year versus $19.3 million of expense in fiscal 2010. The change is mainly attributable to lower Canadian income taxes as a result of the integration of the Universal entities into the income fund structure during the first three quarters of the current fiscal year.

JUST ENERGY » ANNUAL REPORT 2011     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Also included in the income tax provision is an amount relating to the tax deduction for JEC relating to the Class A preference share distributions. In accordance with EIC 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, all Class A preference shares are included as part of unitholders’ equity and the distributions paid to the shareholders are included as distributions on the consolidated statement of unitholders’ deficiency, net of tax. For the year ended March 31, 2011, the tax impact of these distributions, based on a tax rate of 30%, amounted to $1.3 million, versus an amount of $2.5 million based on the 33% tax rate last year. The decrease of this tax impact in the current year is due to the combined effect of the cessation of such distributions to the Class A preference shareholder at the time that Just Energy converted to a taxable Canadian corporation effective January 1, 2011, and a decline in the corporate tax rate in Canada during the current year.

As noted in Just Energy’s 2010 Annual Report, a future tax recovery of $122.0 million was recorded in fiscal 2010 to recognize the significant temporary differences attributed to mark to market losses from financial instruments, which are expected to be realized subsequent to the Conversion on January 1, 2011. During this fiscal year, these mark to market losses declined as a result of a change in fair value of these derivative instruments and, as a result, a future tax expense of $22.7 million has been recorded for this year.

After the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the future tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 28% after the Conversion.

The U.S.-based corporate subsidiaries are subject to U.S. income taxes on their taxable income determined under U.S. income tax rules and regulations. During the year, the U.S. subsidiaries had fully utilized their combined operating losses for tax purposes carried over from prior years, and after taking these tax losses into effect, recorded a $3.1 million current U.S. income tax for the year.

Just Energy follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A valuation allowance is recorded against a future income tax asset if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period in which the change occurs.

LIQUIDITY AND CAPITAL RESOURCES

Summary of cash flows

(thousands of dollars)

	Fiscal 2011	Fiscal 2010
Operating activities	$153,360	$158,273
Investing activities	(318,847)	(37,466)
Financing activities, excluding distributions/dividends	346,266	46,666
Effect of foreign currency translation	(891)	(3,861)

Increase in cash before distributions/dividends	179,888	163,612
Distributions/dividends (cash payments)	(142,387)	(162,574)

Increase in cash	37,501	1,038
Cash – beginning of year	60,132	59,094

Cash – end of year	$97,633	$60,132

38    JUST ENERGY » ANNUAL REPORT 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating activities

Cash flow from operating activities for the year ended March 31, 2011, was $153.4 million, a decrease from $158.3 million in the prior year. The decrease is a result of the higher gross margin being offset by an increase in short-term working capital, general and administrative, marketing, bad debt and interest expenses.

Investing activities

Just Energy purchased capital assets totaling $36.6 million during the year, a decrease from $41.2 million in the prior year. In fiscal 2011 to date, Just Energy’s capital spending related primarily to the home services business and costs related to purchases of office equipment and IT software.

Financing activities

Financing activities, excluding distributions/dividends, relates primarily to the issuance of the $330 million in convertible debentures in relation to the Hudson acquisition. Long-term debt, amounting to $484.8 million, was issued (related to the convertible debentures, NHS financing and the credit facility) with repayment during the year of $148.3 million. In the prior comparable year, $243.8 million was issued in long-term debt while $207.5 million was repaid.

As of March 31, 2011, Just Energy had a credit facility of $350 million. In connection with the Conversion on January 1, 2011, Just Energy increased its credit facility with repayment of the facility due on December 31, 2013. The syndicate of lenders now includes the Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Toronto-Dominion Bank and Alberta Treasury Branches.

As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially up front once the customer begins to flow.

The elapsed period between the time when a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions/Dividends (cash payments)

In conjunction with the Conversion, investors began receiving dividends as of January 31, 2011, instead of distributions. Just Energy maintains its annual dividend rate at $1.24/share, the same rate that was previously paid for distributions. Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. For the fiscal year ended March 31, 2011, $26.0 million of the distributions/dividends were paid in shares/units under the DRIP, a 30% increase from $20.0 million in the prior comparable year. During the year ended March 31, 2011, Just Energy made cash distributions/dividends to its unitholders/shareholders and the Class A preference shareholder in the amount of $142.4 million compared to $162.6 million in the prior comparable periods.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base, JustGreen products and Home Services division, and also to make accretive acquisitions of customers as well as dividends to its shareholders.

At the end of the year, the annual rate for distributions per unit was $1.24. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

JUST ENERGY » ANNUAL REPORT 2011     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

BALANCE SHEET AS AT MARCH 31, 2011, COMPARED TO MARCH 31, 2010

Cash increased from $60.1 million as at March 31, 2010, to $97.6 million. Restricted cash, which includes cash collateral posted related to supply procurement and credit support for Universal, Commerce and the TGF entities, has decreased to $0.8 million on March 31, 2011, from $18.7 million. The utilization of the credit facility decreased slightly from $57.5 million to $51.0 million as a result of normal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlements with the suppliers and settlement with the LDCs.

As at March 31, 2011, accounts receivable and unbilled revenue amounted to $281.7 million and $125.1 million, respectively, compared to a year earlier when the accounts receivable and unbilled revenue amounted to $232.6 million and $74.0 million. Accounts payable and accrued liabilities have increased from $184.7 million to $282.8 million in the past year. Both increases in accounts receivable and payable are related to added consumption as a result of the Hudson customers acquired and strong net additions in fiscal 2011 as well as the colder winter temperatures in the current fiscal year compared with fiscal 2010.

As at March 31, 2011, Just Energy had delivered less gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in accrued gas receivable and payable balances of $26.5 million and $19.4 million, respectively. At March 31, 2010, Just Energy had accrued gas receivable and payable amounting to $20.8 million and $15.1 million, respectively and gas delivered in excess of consumption and deferred revenue of $7.4 million and $7.2 million, respectively.

Contract initiation costs relate to the commissions paid by both Hudson and NHS for contracts sold and will be amortized over the life of the contract. The balance increased to $29.7 million from $5.6 million at the end of the last fiscal year mainly due to the Hudson acquisition. The March 31, 2010, balance related to contract initiation costs for NHS only.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. The total intangible asset and goodwill balances increased to $413.0 million and $211.4 million, respectively, from $342.0 million and $177.9 million, respectively, as at March 31, 2010.

Long-term debt excluding the current portion has increased to $507.5 million in the year ended March 31, 2011, from $231.8 million and is detailed below.

LONG-TERM DEBT AND FINANCING

(thousands of dollars)

	As at March 31, 2011	As at March 31, 2010
Just Energy credit facility	$51,035	$57,500
TGF credit facility	36,680	41,313
TGF debentures	37,001	37,001
TGF term loan	—	10,000
$90m convertible debentures	84,706	83,417
NHS financing	105,716	65,435
$330m convertible debentures	286,439	—

Just Energy credit facility

Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders now includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, Alberta Treasury Branches and Toronto Dominion Bank. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%, prime rate advances at rates of interest that vary between bank prime plus 2.25% and 2.75%, and letters of credit at rates that vary between 3.25% and 3.75%. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2011 and 2010, all of these covenants had been met.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

TGF credit facility

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 3%, with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. The facility was further revised on March 31, 2010, postponing the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 31, 2011. The credit facility includes certain financial covenants, the more significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders had deferred compliance with the financial covenants until April 1, 2011. TGF is in discussions with the lenders with respect to the language and compliance of such general covenants.

TGF has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business and its ability to pay dividends.

TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1.0 million per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. TGF entered into an agreement with the holders of the debentures to defer scheduled principal payments owing under the debenture until April 1, 2011. The current debenture agreement matures in the second quarter of fiscal 2012. TGF is in negotiations with the debenture holders to renew the financing terms and with respect to the terms of the financial covenants.

TGF term/operating facilities

TGF had a term loan for $10,000 with a third party lender bearing interest at prime plus 1%, which was due in full on December 31, 2010. As at December 31, 2010, the $10,000 amount was repaid. In addition, TGF has a working capital operating line bearing interest at prime plus 2% of which $0.3 million of letters of credit have also been issued.

$90m convertible debentures

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at March 31, 2011, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 30.87 JEGI shares, representing a conversion price of $32.40 per share. Pursuant to the $90m convertible debentures, if JEGI fixes a record date for the making of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

NHS financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater and HVAC contracts in the Enbridge Gas distribution territory. On July 16, 2010, the financing arrangement was expanded to the Union Gas territory. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years, respectively. Under the agreement up to one third of rental agreements may be financed for each of the seven- or ten-year terms. As at March 31, 2011, the average term of the HTC funding was 5.4 years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of covenants under the agreement and, as at March 31, 2011, all of these covenants have been met.

$330m convertible debentures

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of JEGI, representing a conversion price of $18 per unit.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by JEGI, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by JEGI, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

CONTRACTUAL OBLIGATIONS

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancelable.

Payments due by period

(thousands of dollars)

	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Accounts payable and accrued liabilities	$282,805	$282,805	$—	$—	$—
Bank indebtedness	2,314	2,314	—	—	—
Long–term debt (contractual cash flow)	652,397	94,117	99,099	119,684	339,497
Interest payments	173,609	45,430	61,282	45,470	21,427
Property and equipment lease agreements	30,662	8,333	10,955	6,533	4,841
EPCOR billing, collections and supply commitments	4,974	4,974	—	—	—
Grain production contracts	9,181	7,082	2,099	—	—
Gas and electricity supply purchase commitments	3,173,789	1,498,293	1,405,699	267,505	2,292

	$4,329,731	$1,943,348	$1,579,134	$439,192	$368,057

Other obligations

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

TRANSACTIONS WITH RELATED PARTIES

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of Just Energy have been prepared in accordance with Canadian GAAP. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, marketing, and general and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Unbilled revenues/Accrued gas accounts payable

Unbilled revenues result when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas accounts payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts

Just Energy assumes the credit risk associated with the collection of customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California and Massachusetts. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2011, and as a result of the review, it was determined that no impairment of goodwill existed.

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment obligations.

Just Energy’s business model’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s expansion in the U.S. has introduced foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge the exposure to fluctuations in cross border cash flows.

The financial statements are in compliance with Section 3855 of the CICA Handbook, which requires a determination of fair value for all derivative financial instruments. Up to June 30, 2008, the financial statements also applied Section 3865 of the CICA Handbook, which permitted a further calculation for qualified and designated accounting hedges to determine the effective and ineffective portions of the hedge. This calculation permitted the change in fair value to be accounted for predominantly in the consolidated statements of comprehensive income. As of July 1, 2008, management decided that the increasing complexity and costs of maintaining this accounting treatment outweighed the benefits. This fair value (and when it was applicable, the ineffectiveness) was determined using market information at the end of each quarter. Management believes Just Energy remains economically hedged operationally across all jurisdictions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

JEGI COMMON SHARES AND PREFERENCE SHARES OF JEC

As at May 19, 2011, there were 137,192,802 common shares of JEGI outstanding. As of January 1, 2011, Just Energy converted from an income trust to a corporation and all Class A preference shares of JEC were converted on a one-for-one basis for JEGI common shares.

TAXABILITY OF DISTRIBUTIONS

Distributions received in calendar 2010 were allocated 100% to other income. Additional information can be found on our website at www.justenergygroup.com. With the conversion to a corporation effective January 1, 2011, all future payments to shareholders will be in the form of dividends.

RECENTLY ISSUED ACCOUNTING STANDARDS

The following are new standards, not yet in effect, which are required to be adopted by the Company on the effective date:

Business combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Company will not adopt the new standards prior to adopting IFRS as described below.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosures. The conversion to IFRS will impact the way we present our financial results, however, we do not expect IFRS to impact the overall revenue and underlying profitability trends of our operating performance.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of financial statements under IFRS for the year ending March 31, 2012. The first financial statements prepared under IFRS will include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

Based on the initial assessment of the differences between Canadian GAAP and IFRS relevant to Just Energy, an internal project team was assembled and a conversion plan was developed in March 2009 to manage the transition to IFRS. Project status reporting is provided to senior executive management and to the Audit Committee on a regular basis.

Our project consisted of three phases: IFRS diagnostic assessment, solution development and implementation. The diagnostic phase, which was completed in 2009, involved a high-level review and the identification of major accounting differences between current Canadian GAAP and IFRS applicable to Just Energy. Phase 2, the solution development phase, which included the completion of all policy papers, was completed and discussed with the external auditors in 2010. The IFRS project team has recently completed the implementation phase, which was the final phase of the project. This phase involved approving the accounting policy choices, completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, administering key personnel training and monitoring standards currently being amended by the International Accounting Standards Board (“IASB”). Just Energy has also analyzed the IFRS financial statement presentation and disclosure requirements. These assessments will continue to be analyzed and evaluated throughout the transition to IFRS.

The areas with the highest quantitative or business system impact to Just Energy include, but are not limited to, the following:

IAS 16: Property, plant and equipment

IAS 16 reinforces the requirement under Canadian GAAP that requires each part of property, plant and equipment that has a cost which is significant in relation to the overall cost of the item, be depreciated separately. The Company will adopt this revised accounting policy with respect to the componentization of the ethanol plant on transition to IFRS. The carrying value of the ethanol plant and corresponding depreciation expense will differ upon transition to IFRS. The quantification of the impact is approximately $0.6 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 36: Impairment of assets

IAS 36 uses a one-step approach to both testing and measuring impairment, with asset carrying values compared directly to the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP, however, uses a two-step approach to impairment testing, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. Just Energy does not expect any material impairment upon transition to IFRS.

IAS 37: Provisions, contingent liabilities and contingent assets

Provisions are measured at the discounted present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discounting of significant litigation accruals results in an adjustment of approximately $0.7 million.

IAS 12: Income taxes

Other than recording the tax effect of the various other transitional adjustments and the reclassification of certain tax balances, the Company does not expect to record any significant tax-related adjustments on the transition to IFRS.

IAS 39: Financial instruments: Recognition and measurement

The Company enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose the Company to changes in market prices of electricity and gas consumption. To reduce the exposure to movements in commodity prices arising from the acquisition of electricity and gas at floating rates, the Company routinely enters into derivative contracts. Under Canadian GAAP, all supply contracts are remeasured at fair value at each reporting date. The requirements for normal purchase and normal sale exemption (own-use exemption) are similar under Canadian GAAP and IFRS; however, several small differences exist. There is no specific guidance either in Canadian GAAP or IFRS with respect to eligibility of the own-use exemption of energy supply contracts entered into by energy retailers. The Company has concluded that the own-use exemption does not apply and the amounts will continue to be marked to market as is the current practice.

IAS 39 also requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Initial application of IAS 39 will result in an opening balance sheet adjustment to reduce long-term debt on the date of transition. This adjustment of approximately $2.4 million will be offset through opening retained earnings. IAS 39 is to be replaced by IFRS 9 and Just Energy is closely monitoring the exposure draft for any possible impact.

IFRS 2: Share-based payments

Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award; whereas under Canadian GAAP, the gradually vested tranches are considered as a single award. This will result in expenses relating to share-based payments being recognized over the expected term of each vested tranche. IFRS also requires Just Energy to estimate forfeitures up front in the valuation of stock options; whereas, under Canadian GAAP, they can be recorded up front or recorded as they occur. Currently, the Company accounts for forfeitures as they occur. On transition the adjustment to opening retained earnings is not significant and the impact is approximately $0.5 million.

Just Energy has analyzed the optional exemptions available under IFRS 1, First-time Adoption of International Financial Reporting. IFRS generally requires an entity to apply standards on a retrospective basis; however, IFRS 1 provides both mandatory exceptions and optional exemptions from this general requirement. First-time adoption exemptions relevant to the Company are discussed below.

Business Combinations

Under this exemption, Just Energy may elect not to retrospectively apply IFRS 3 to past business combinations. The standard may be prospectively applied from the date of the opening IFRS balance sheet. Just Energy intends to use this exemption.

Share-based payment transactions

Just Energy may not elect to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002, or which are vested before the Company’s date of transition to IFRS. Just Energy may also not elect to apply IFRS 2 to liabilities arising from share-based payment transactions, which settled before the date of transition to IFRS. Just Energy intends to apply these exemptions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Cumulative translation adjustment

The exemption permits the Company to reset the cumulative translation adjustments to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet. Just Energy is currently not expected to elect this exemption.

Borrowing costs

The exemption allows Just Energy to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. Just Energy intends to use this exemption.

Just Energy has prepared an IFRS 1 transition note and full set of annual financial statements under IFRS, which will be disclosed in fiscal 2012.

We have evaluated the impact of the conversion on our accounting systems. Based on the differences identified to date, we believe our systems can accommodate the required changes. We believe our internal and disclosure control processes will not need significant modifications as a result of our transition to IFRS. We have assessed the impacts of adoption on our debt covenants and other contractual arrangements, and have not identified any material compliance issues.

Just Energy continues to evaluate the impacts of current and prospective IFRS on all of our business activities, including those of our subsidiaries and the impact on our entity-wide information system.

RISK FACTORS

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

CREDIT, COMMODITY AND OTHER MARKET RELATED RISKS

Availability of supply

The risk of supply default is mitigated through credit and supply diversity arrangements. The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties. Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers. Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Constellation, Société Générale, EDF Trading North America, LLC, National Bank of Canada and CP Energy Marketing (formerly and also known as EPCOR Merchant and Capital). Other suppliers represent less than 5% of commodity supply.

Volatility of commodity prices – enforcement

A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow. Continual monitoring of margin and exposure allows management of Just Energy time to adjust strategies, pricing and communications to mitigate this risk.

Availability of credit

In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered). Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy’s available credit. In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs. Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. To mitigate credit availability risk and its potential impact to cash flows, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the Credit Facility hold security over substantially all of the assets of Just Energy (other than AESLP, NEC and TGF). AESLP, in turn, has similar arrangements in place solely with EPCOR. Other commodity suppliers’ security requirements are met through cash margining, guarantees and letters of credit. The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. To date, the Credit Facility and related security agreements have met the collateral posting and operational requirements of the business. Just Energy continues to monitor its credit and security requirements. Just Energy’s business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy manages its estimated customer requirements, net of contracted commodity to zero, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated distributions. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Market risk governance

Just Energy has adopted a corporate-wide Risk Management Policy governing its market risk management and any derivative trading activities. An internal Risk Committee, consisting of senior officers of Just Energy, monitors company-wide energy risk management activities as well as foreign exchange and interest rate activities. There is also a Risk Committee of the Board that oversees management. The Risk Office and the internal Risk Committee monitor the results and ensure compliance with the Risk Management Policy. The Risk Office is responsible for ensuring that Just Energy manages the market, credit and operational risks within limitations imposed by the Board of Directors in accordance with its Risk Management Policy. Market risks are monitored by the Risk Office and internal Risk Committee utilizing industry accepted mark to market techniques and analytical methodologies in addition to company-specific measures. The Risk Office operates and reports independently of the traders. The failure or inability of Just Energy to comply with and monitor its Risk Management Policy could have an adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks

Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors. The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Customer credit risk

In Alberta, Pennsylvania, Massachusetts, California, Texas and Illinois, credit review processes have been implemented to manage customer default as Just Energy has credit risk in these markets. The processes are also applied to commercial customers in all of Just Energy’s jurisdictions. In addition, there is a Credit Policy that has been established to govern these processes. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse effect on the operations and cash flow of Just Energy. Management factors default from credit risk in its margin expectations for all customers in these markets and for commercial customers where Just Energy has that credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated cash flows. Counterparty limits are established within the Risk Management Policy. Any exception to these limits requires approval from the Board of Directors of JEGI. The Risk Office and internal Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Electricity supply – balancing risk

It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For certain customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate the estimated associated costs. In certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized.

Natural gas supply – balancing risk

It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow. Just Energy has developed a policy of entering into weather-related derivative contracts which are intended to reduce margin volatility in situations of materially higher or lower than forecast consumer consumption. In addition, for certain commercial customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate for the estimated associated costs.

JustGreen – balancing risk

It is Just Energy’s policy to procure the estimated carbon offsets or renewable energy requirements of its customers in advance of obtaining the customers. The balancing risk associated with this product is different in that there is no utility reconciliation of the requirements and public perception of the product is a more significant risk. The Risk Management Policy requires that there be no short positions for this product and management ensures that there is an independent review performed annually of the match of purchased supply to committed delivery.

OPERATIONAL RISKS

Information technology systems

Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction. Just Energy’s information systems also help management forecast new customer enrollments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing the Company to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

Reliance on third party service providers

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas, Just Energy is required to invoice and receive payments directly from its customers; in others, Just Energy is responsible for collection of defaulted amounts; in others, Just Energy is required to invoice and receive payments from certain commercial customers; and in others, Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

Outsourcing arrangements

Just Energy has outsource arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions and operation support for its multi-level marketing efforts. Contract data input is also outsourced as is some business continuity and disaster recovery. As with any contractual relationship, there are inherent risks to be mitigated and these are actively managed, predominantly through quality control measures and regular reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Competition

A number of companies (including Direct Energy, Reliant, Superior Energy, Constellation, NewEnergy, FirstEnergy Solutions and Sempra Energy Solutions) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage. This may limit the number of customers available for marketers including Just Energy.

Dependence on independent sales contractors and brokers

Just Energy must retain qualified independent sales contractors to conduct its door-to-door sales as well as brokers and inside salespeople to market to commercial customers despite competition for these sales professionals from Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors or brokers, Just Energy’s customer additions and renewals may decrease and the Company may not be able to execute its business strategy. The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors and brokers. There can be no assurance that competitive conditions will allow these independent contractors and brokers, who are not employees of Just Energy or its affiliates, to achieve these customer additions. Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. On occasion, an independent contractor may make a claim that they are entitled to employee benefits pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed by regulatory bodies in many instances, but some of these decisions are under appeal. Should regulatory bodies be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment. Such a decision could have a material adverse effect on the operations and cash flow of Just Energy.

Electricity and gas contract renewals and attrition rates

As at March 31, 2011, Just Energy held long-term electricity and gas contracts reflecting approximately 3,308,000 long-term RCEs and the renewal schedule for the contracts is noted on page 32. In fiscal 2011, Just Energy experienced contract attrition rates of approximately 10% in Canada and 23% in the U.S. for gas with rates of 10% and 17% being realized for Canada and the U.S., respectively, for electricity. Management forecasts using a combination of experienced and expected attrition per year, however there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 32 for further discussion on “Failed to renew”. Just Energy’s fiscal 2011 experience was that approximately 65% and 73% of its Canadian and U.S. gas customers, respectively, and 61% and 66% of its Canadian and U.S. electricity customers, respectively, have renewed at the expiry of the term of their contract.

Cash dividends are not guaranteed

The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Facility obligations), the sustainability of margins, the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers, the ability of Just Energy to secure additional gas and electricity contracts and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Company’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) on to customers. Cash dividends are not guaranteed and will fluctuate with the performance of the Company’s affiliates and other factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may be misconstrued as instability, thereby impacting access to capital. Management ensures there is adequate disclosure for both the mark to market and seasonality to mitigate this risk.

Model risk

The approach to calculation of market value and customer forecasts requires data intensive modeling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modeling error go undetected in the vetting process.

Commodity alternatives

To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

Capital asset and replacement risk

The retail business does not invest in a significant capital asset program, however the water heater business and the ethanol plant are more capital-intensive businesses. The risk associated with water heater replacement is considered minimal as there are several suppliers of high efficiency tanks to source replacements and, individually, the units are not material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant value associated and capital asset replacements could significantly impact operations during periods of upgrade or repair. Management monitors this risk in the ethanol business to ensure continuity of operations as demonstrated through the recent hammer mill project that replaced the roller mill technology.

Credit facilities and other debt arrangements

The credit facility maintained by Just Energy Ontario L.P. and JEUSC is in the amount of $350 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts (except for those owned by AESLP). There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection. To date, Just Energy’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the credit facility, it becomes unavailable and could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and undertaking of TGF. These facilities include certain financial covenants. The debenture holders also agreed to defer certain principal payments during fiscal 2011. In addition, there was a term loan for $10 million, which was repaid at December 31, 2010, and a working capital operating line of $7 million. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms or at all given the compliance issues that TGF has previously experienced and the inability of TGF and the lender and debenture holders to reach an agreement regarding the financial covenants for fiscal 2012, which could result in the Belle Plaine facility ceasing to operate and a loss of the security pledged by TGF as security for advances under such credit facilities.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters (see page 40 for more information). In the event this financing became unavailable, it could have a material adverse effect on the Company’s home services business.

Disruptions to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there would be no revenue or associated cost of sales to report for the affected areas.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Expansion strategy and future acquisitions

The Company plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Company from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Company’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Company realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition. Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

LEGAL, REGULATORY AND SECURITIES RISKS

Legislative and regulatory environment

Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions. It must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations. There is potential for change to this legislation and these regulatory measures that may, favourably or unfavourably, impact Just Energy’s business model. As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licenses. Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may, favourably or unfavourably, impact Just Energy’s business model. Just Energy has a dedicated team of in-house regulatory advisors to ensure adequate knowledge of the legislation and regulations in order that operations may be advised of regulations pursuant to which procedures are required to be implemented and monitored to maintain license status. When new markets are entered, the team assesses the market and determines if additional expertise (internal or external) is required. There is also a team that monitors and addresses complaints with a view to mitigating underlying causes of complaints.

In addition to the litigation referenced herein and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 53 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract our executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on our ability to favourably resolve other lawsuits and on the Company’s financial condition and liquidity.

The Company may issue additional shares, diluting existing shareholders’ interests

The Company may issue additional common shares and up to 50,000,000 preferred shares without the approval of shareholders.

Financial markets

Significant events or volatility in the financial markets could result in the lack of (i) sufficient capital to absorb the impact of unexpected losses and/or (ii) sufficient liquidity or financing to fund operations and strategic initiatives. Furthermore, significant volatility in exchange rates and interest rates could have an adverse impact on product pricing, gross margins and net interest expense. In addition, inappropriate hedging strategies for mitigating foreign exchange, interest rate and equity exposures could cause a significant impact on earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

TGF’s dependence on commodity prices

TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and distillers’ grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses. TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions, however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time. In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline (which is itself influenced by the supply and demand for crude oil).

TGF’s dependence on federal and provincial legislation and regulation

Various laws, regulations and programs of the United States federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to ethanol producers and users, however, existing and proposed laws may be influenced by those who believe that the use of ethanol does not create the benefits suggested by proponents of increased ethanol usage. These existing and proposed laws, regulations and programs are constantly changing. In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities

TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions or contamination to the land or neighbouring lands can result in substantial fines, natural resource damages, criminal sanctions, permit revocations, litigation and/or facility shutdowns. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine Facility.

The hazards and risks associated with producing and transporting TGF’s products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties. As protection against operating hazards, TGF maintains insurance coverage against some, but not all, potential losses. However, TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Technological advances

TGF expects that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that TGF intends to utilize at the Belle Plaine facility less efficient or obsolete, or cause the ethanol TGF intends to produce to be of a lesser quality. These advances could also allow TGF’s competitors to produce ethanol at a lower cost than TGF. If TGF is unable to adopt or incorporate technological advances, TGF’s ethanol production methods and processes could be less efficient than those of its competitors, which could cause the Belle Plaine facility to become less competitive.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adversely affected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Social or technological changes affecting the water heater market

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters; however, there can be no assurance that NHS’s customers will continue to rent their water heaters. It is also possible that more economical or efficient water heating technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters.

The Canadian water heater rental market is primarily limited to the Province of Ontario. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.

Concentration of water heater suppliers and product faults

Although there are a number of manufacturers of water heaters, NHS relies principally on GSW Inc. (“GSW”) for its supply of water heaters. Should this supplier fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

In addition, different water heater manufacturers may, from time to time, source components from the same manufacturers for use in their water heaters. As a result, a parts defect relating to a commonly sourced component could affect water heaters produced by more than one manufacturer. Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

LEGAL PROCEEDINGS

Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Company.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Except for the limitation on scope of design of disclosure controls and procedures as noted below, Just Energy maintains appropriate information systems, procedures and controls to ensure that information disclosed externally is complete, reliable and timely. Just Energy’s Chief Executive Officer and Chief Financial Officer evaluated, or caused an evaluation under their direct supervision of, the design and operating effectiveness of the Company’s disclosure controls and procedures (as defined in National Instrument 52–109, Certification of Disclosure in Issuer’s Annual and Interim Filings) as at March 31, 2011, and have concluded that such disclosure controls and procedures were appropriately designed and were operating effectively.

Internal control over financial reporting

Except for the limitation on scope of the internal controls over financial reporting as noted below, Just Energy has established adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. Just Energy’s Chief Executive Officer and Chief Financial Officer assessed, or caused an assessment under their direct supervision of, the design and operating effectiveness of its internal controls over financial reporting (as defined in National Instrument 52–109, Certification of Disclosure in Issuer’s Annual and Interim Filings) as at March 31, 2011, using the Internal Control over Financial Reporting — Guidance for Smaller Public Companies published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment it was concluded that Just Energy’s internal controls over financial reporting were appropriately designed and were operating effectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in internal control over financial reporting

There have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended March 31, 2011.

Limitation on scope of design

Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that Just Energy may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, Just Energy’s Chief Executive Officer and Chief Financial Officer have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Hudson subsidiaries acquired on May 1, 2010.

Summary financial information pertaining to the Hudson acquisition that was included in the consolidated financial statements of the Company for the 11 months ended March 31, 2011, is as follows:

(thousands of dollars)
Sales[1]	$654,802
Net income[1]	5,670
Current assets	123,322
Non-current assets	293,967
Current liabilities	114,578
Non-current liabilities	20,544

1 Results from May 1, 2010 to March 31, 2011.

Just Energy, as part of the acquisition of the above noted subsidiary, acquired commitments to office leases in the amount of $1.4 million which have been included in the notes to the consolidated financial statements.

Corporate governance

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergy.com and is included in Just Energy’s May 20, 2011, management information circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

OUTLOOK

Fiscal 2011 saw the continued benefit of Just Energy’s ongoing diversification beyond its core business of five-year fixed rate residential gas and electricity. Sales to this core customer group have faced very difficult market conditions during the past two years, with very stable low commodity prices limiting the attraction of a fixed price product both for new customers and renewals. As this situation became clear, Just Energy management took a number of steps intended to use new products and markets to provide growth that would not otherwise be available.

Foremost among these diversifications is the expansion of Just Energy’s commercial offerings through the acquisition of Hudson and the expansion of the Company’s in-house commercial sales capability. The result is a second consecutive year of record gross and net new customer additions with the majority of these coming from the commercial division. Going forward, the Company will continue to broaden its product offering with more flexible terms for both residential and commercial customers. The availability of shorter-term contracts and variable and/or fixed rate blended options added to existing JustGreen offerings will broaden the base of potential customers for Just Energy and ease renewals at contract end.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The short-term impact of these diversifications can be seen in gross customer additions, which were 999,000 (excluding those acquired with Hudson), up 98% from the previous record of 505,000 in fiscal 2010. This strong growth was combined with improvements in customer attrition leading to net additions through marketing of 361,000, up 395% from 73,000 in fiscal 2010. Commercial customers are currently approximately 40% of Just Energy’s base, and management expects this to increase to 50% over time. Commercial customers are typically subject to less weather volatility than residential customers. This may translate into more predictable results from the natural gas book. Also, commercial customers do not ordinarily move, reducing overall attrition, and making balancing of the supply book less complex.

New product offerings and further geographic expansion will also contribute to growth in the coming years. A major product will be the JustClean offering, which results in comparable margins per RCE to traditional residential customer contracts, can be offered in all states and provinces and is not dependent on energy deregulation. Early response to JustClean has been very positive and product rollout across North America is expected in the coming fiscal year.

Geographic expansion is expected in the coming year into Pennsylvania, Saskatchewan and two new utility territories in New York. Equally important will be an expansion of the very successful Hudson broker network. Broadening this commercial footprint to existing Just Energy markets will be a major contributor to growth in fiscal 2012. Recently developed telemarketing and Internet sales as well as the Momentis network marketing unit are further diversifications of the Company’s sales platform, which should also contribute to growth.

The year also saw improved operations and growth in the Home Services and Ethanol divisions. These product line diversifications are now beginning to contribute to current EBITDA as well as future growth. The coming year will see the addition of Hudson Solar, a solar project development platform, which has begun operations in New Jersey. Just Energy continues to monitor opportunities to enhance growth by adding related products to its offering to customers.

Management has, in past years, provided guidance on growth expected for the coming fiscal year. For fiscal 2012, management expects growth of approximately 5% per share in gross margin and Adjusted EBITDA. Customer growth should exceed these levels but the shift toward lower aggregation cost/lower margin commercial customers will result in a lower relative growth of margin. Management anticipates that accelerated deductibility of Hudson solar capital expenditures combined with tax planning for Canadian operations should result in a cash tax expenditure for fiscal 2012 very similar to that of fiscal 2011.

Just Energy’s recent growth has been, and will continue to be, predominantly in U.S. markets. The decline in the U.S. dollar versus the Canadian has had an adverse impact on the reported results of Just Energy. The 7% decline in the U.S. annual exchange rates seen year over year reduced reported gross margin by $16.3 million and distributable cash by $10.6 million. It is expected that sales, margins and distributable cash will be subject to more volatility during times of currency fluctuations. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are entered into. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flows.

Just Energy margins were reduced by $35 million in the first and second quarters of fiscal 2011 due to balancing cost and utility financial reconciliations related to the record warm winter of 2009–10. In an attempt to reduce exposure to further weather variance, management has increased the usage of weather options as part of the overall hedge positions. The impact of this will be to increase margins toward expected levels when weather-related consumption declines and reduce margins toward expected levels when weather-related consumption is high. The existence of these options had a small adverse effect on gross margin in the fourth quarter but the longer-term result of the policy should be more stable, predictable operating results.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Just Energy Group Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Group Inc. maintains systems of internal accounting and administrative controls. These systems are designated to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Group Inc.

Ken Hartwick	Beth Summers
Chief Executive Officer and President	Chief Financial Officer

56    JUST ENERGY » ANNUAL REPORT 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Just Energy Group Inc.

We have audited the accompanying consolidated financial statements of Just Energy Group Inc., which comprise the consolidated balance sheet as at March 31, 2011 and the consolidated statements of operations, shareholders’ deficiency, comprehensive income and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. as at March 31, 2011 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

OTHER MATTERS

The consolidated financial statements of Just Energy Group Inc. for the year ended March 31, 2010 were audited by another firm of chartered accountants who expressed an unmodified opinion on those consolidated statements on May 19, 2010.

Toronto, Canada,	Chartered Accountants,
May 19, 2011.	Licensed Public Accountants

JUST ENERGY » ANNUAL REPORT 2011     57

CONSOLIDATED BALANCE SHEETS

As at March 31

(thousands of Canadian dollars)

	2011	2010
ASSETS
CURRENT
Cash	$97,633	$60,132
Restricted cash (Note 4)	833	18,650
Accounts receivable	281,685	232,579
Unbilled revenue	125,122	74,045
Accrued gas receivable	26,535	20,793
Gas delivered in excess of consumption	3,481	7,410
Gas in storage	6,133	4,058
Inventory (Note 5)	6,906	6,323
Prepaid expenses and deposits	6,079	20,038
Current portion of future income tax assets (Note 10)	36,375	29,139
Corporate tax recoverable	9,135	—
Other assets – current (Note 14a)	3,846	2,703

	603,763	475,870
FUTURE INCOME TAX ASSETS (Note 10)	85,899	85,197
PROPERTY, PLANT AND EQUIPMENT (Note 7)	234,906	217,223
CONTRACT INITIATION COSTS	29,654	5,587
INTANGIBLE ASSETS (Note 8)	413,035	342,022
GOODWILL	211,434	177,887
LONG-TERM RECEIVABLE	4,569	2,014
OTHER ASSETS — LONG-TERM (Note 14a)	5,384	5,027

	$1,588,644	$1,310,827

LIABILITIES
CURRENT
Bank indebtedness	$2,314	$8,236
Accounts payable and accrued liabilities	282,805	184,682
Unit distribution payable	—	13,182
Corporate taxes payable	9,788	6,410
Current portion of future income tax liabilities (Note 10)	13,216	6,776
Deferred revenue	—	7,202
Accrued gas accounts payable	19,353	15,093
Current portion of long-term debt (Note 9)	94,117	62,829
Other liabilities – current (Note 14a)	485,406	685,200

	906,999	989,610
LONG-TERM DEBT (Note 9)	507,460	231,837
FUTURE INCOME TAX LIABILITIES (Note 10)	2,657	—
DEFERRED LEASE INDUCEMENTS	1,622	1,984
OTHER LIABILITIES — LONG-TERM (Note 14a)	355,412	590,572

	1,774,150	1,814,003

NON-CONTROLLING INTEREST	—	20,603

SHAREHOLDERS’ DEFICIENCY
Deficit	$(1,063,179)	$(1,423,698)
Accumulated other comprehensive income (Note 11)	123,804	221,969

	(939,375)	(1,201,729)
Unitholders’ capital (Note 12)	—	659,118
Shareholders’ capital (Note 12)	697,052	—
Equity component of convertible debenture (Note 9e)	33,914	—
Contributed surplus (Note 13d)	22,903	18,832

Shareholders’ deficiency	(185,506)	(523,779)

	$1,588,644	$1,310,827

Guarantees (Note 18) Commitments (Note 19) Contingencies (Note 20) Subsequent events (Note 24)

See accompanying notes to the consolidated financial statements

Approved on behalf of Just Energy Group Inc.

Rebecca MacDonald, Executive Chair	Michael Kirby, Corporate Director

58    JUST ENERGY » ANNUAL REPORT 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31

(thousands of Canadian dollars, except per share amounts)

	2011	2010
SALES	$2,953,192	$2,299,231
COST OF SALES	2,470,989	1,883,898

GROSS MARGIN	482,203	415,333

EXPENSES
General and administrative expenses	109,407	88,423
Marketing expenses	133,607	95,760
Bad debt expense	27,650	17,940
Amortization of intangible assets and related supply contracts	120,841	60,951
Amortization of property, plant and equipment	5,698	5,494
Share-based compensation	5,509	4,754
Capital tax expense	188	522

	402,900	273,844

INCOME BEFORE THE UNDERNOTED	79,303	141,489
INTEREST EXPENSE (Note 9)	50,437	16,134
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 14a)	(509,401)	1,282
OTHER INCOME	(7,235)	(3,515)

INCOME BEFORE INCOME TAX	545,502	127,588
PROVISION FOR (RECOVERY OF) INCOME TAXES (Note 10)	32,142	(100,260)
NON-CONTROLLING INTEREST	(1,987)	(3,648)

NET INCOME	$515,347	$231,496

See accompanying notes to the consolidated financial statements
Net income per share/unit (Note 16)
Basic	$3.81	$1.81
Diluted	$3.73	$1.79

JUST ENERGY » ANNUAL REPORT 2011    59

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

For the years ended March 31

(thousands of Canadian dollars)

	$00000000	$00000000
	2011	2010
ACCUMULATED EARNINGS (DEFICIT)
Accumulated deficit, beginning of year	$(480,931)	$(712,427)
Net income	515,347	231,496

ACCUMULATED EARNINGS (DEFICIT), END OF YEAR	34,416	(480,931)

DISTRIBUTIONS AND DIVIDENDS
Distributions and dividends, beginning of year	(942,767)	(757,850)
Distributions and dividends	(151,782)	(179,839)
Class A preference share distributions — net of income taxes of $1,305 (2010 — $2,501)	(3,046)	(5,078)

Distributions and dividends, end of year	(1,097,595)	(942,767)

DEFICIT	(1,063,179)	(1,423,698)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)
Accumulated other comprehensive income, beginning of year	221,969	364,566
Other comprehensive loss	(98,165)	(142,597)

Accumulated other comprehensive income, end of year	123,804	221,969

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL (Note 12)
Shareholders’ capital, beginning of year	659,118	398,454
Shares exchanged	23,231	187,063
Shares issued on exercise/exchange of share compensation	1,559	682
Shares issued	10,328	–
Distribution reinvestment plan	26,047	20,036
Exchangeable Shares issued	—	239,946
Exchangeable Shares exchanged	(23,231)	(187,063)

Shareholders’/Unitholders’ capital, end of year	697,052	659,118

EQUITY COMPONENT OF CONVERTIBLE DEBENTURE (Note 9e)	33,914	—
CONTRIBUTED SURPLUS (Note 13d)	22,903	18,832

Shareholders’ deficiency, end of year	$(185,506)	$(523,779)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31

(thousands of Canadian dollars)

	$00000000	$00000000
	2011	2010
NET INCOME	$515,347	$231,496
Unrealized gain on translation of self-sustaining operations	334	26,626
Amortization of deferred unrealized gain of discontinued hedges, net of income taxes of $21,384 (2010 — $34,339) (Note 14a)	(98,499)	(169,223)

OTHER COMPREHENSIVE LOSS	(98,165)	(142,597)

COMPREHENSIVE INCOME	$417,182	$88,899

See accompanying notes to the consolidated financial statements

60    JUST ENERGY » ANNUAL REPORT 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31

(thousands of Canadian dollars)

	2011	2010
Net inflow (outflow) of cash related to the following activities
OPERATING
Net income	$515,347	$231,496

Items not affecting cash
Amortization of intangible assets and related supply contracts	120,841	60,951
Amortization of property, plant and equipment	5,698	5,494
Amortization of contract initiation costs	12,429	—
Share-based compensation	5,509	4,754
Non-controlling interest	(1,987)	(3,648)
Future income taxes	22,655	(122,014)
Financing charges, non-cash portion	6,151	902
Other	16,056	4,030
Change in fair value of derivative instruments	(509,401)	1,282

	(322,049)	(48,249)

Adjustments required to reflect net cash receipts from gas sales (Note 21)	(1,725)	10,549

Net change in non-cash working capital (Note 22)	(38,213)	(35,523)

Cash inflow from operating activities	153,360	158,273

FINANCING
Distributions and dividends paid	(138,796)	(157,495)
Distributions to Class A preference shareholder	(4,896)	(7,580)
Tax impact on distributions to Class A preference shareholder	1,305	2,501
Increase/(decrease) in bank indebtedness	(5,922)	8,236
Issuance of long-term debt	484,844	243,797
Repayment of long-term debt	(148,292)	(207,493)
Debt issuance costs	(2,157)	—
Funding from minority interest holder of TGF	—	1,500
Restricted cash	17,793	626

Cash inflow (outflow) from financing activities	203,879	(115,908)

INVESTING
Purchase of property, plant and equipment	(36,641)	(41,207)
Purchase of other intangible assets	(2,555)	(6,348)
Acquisitions (Note 6)	(262,673)	9,799
Proceeds from long-term receivable	2,232	290
Contract initiation costs	(19,210)	—

Cash outflow from investing activities	(318,847)	(37,466)

Effect of foreign currency translation on cash balances	(891)	(3,861)

NET CASH INFLOW	37,501	1,038
CASH, BEGINNING OF YEAR	60,132	59,094

CASH, END OF YEAR	$97,633	$60,132

Supplemental cash flow information
Interest paid	$39,167	$14,621
Income taxes paid	$8,651	$27,886

See accompanying notes to the consolidated financial statements

JUST ENERGY » ANNUAL REPORT 2011     61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2011

(thousands of Canadian dollars except where indicated and per share amounts)

NOTE 1 ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an income trust (Just Energy Income Fund (the “Fund”)) to a corporation (the “Conversion”) pursuant to a plan of arrangement approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010 and going forward, operates under the name, Just Energy Group Inc. (“JEGI”, “Just Energy” or “the Company”). JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, exchangeable shares of Just Energy Exchange Corp (“JEEC”) and the Class A Preference Shares of Just Energy Corp (“JEC”) on a one-for-one basis for common shares of JEGI. There was no change in the ownership of the business and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity and the recording of shareholders’ equity in the same amount.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (“Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), and Hudson Energy Solar Corp.

NOTE 2 OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its suppliers. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers the customer the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits, which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits but also increase sales receptivity and improve renewal rates.

In addition, through NHS, Just Energy sells and rents high efficiency and tankless water heaters and other heating, ventilating and air conditioning (“HVAC”) products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity that primarily sells to commercial customers.

NOTE 3(i) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates.

(b)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(c)	Accrued gas receivable/accrued gas accounts payable or gas delivered in excess of consumption/deferred revenues

Accrued gas receivables are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas accounts payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

62    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Due to the seasonality of our operations, during the winter months customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas accounts payable; however, in the summer months customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

(d)	Gas in storage

Gas in storage primarily represents the gas delivered to the LDCs in the States of Illinois, Indiana, New York, Ohio and California. The balance will fluctuate as gas is injected or withdrawn from storage. Injections typically occur from April through November and withdrawals occur from December through March.

In addition, a portion of the gas in storage relates to operations in the Province of Alberta. In Alberta, there is a month to month carryover, which represents the difference between the gas delivered to the LDC within a month and customer consumption. The delivery volumes in the following month are adjusted accordingly.

Gas in storage is stated at the lower of cost and net realizable value.

(e)	Inventory

Inventory consists of water heaters, furnaces and air conditioners as well as ethanol, ethanol in process and grain inventory. Water heaters, furnaces and air conditioners are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis. Ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Cost for water heaters, furnaces and air conditioners includes the cost of installation.

Amortization is provided over the estimated useful lives of the assets, with the half year rule applied to additions, as follows:

Asset	Basis	Rate
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Water heaters, furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years
Ethanol plant and equipment	Straight line	25 years
Building	Straight line	39 years

(g)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination of the Company’s reporting subsidiaries that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized however; it is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps: in the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

(h)	Gas contracts and customer relationships

Gas contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various gas contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to five years on a straight line basis which approximates the life of the assets.

(i)	Electricity contracts and customer relationships

Electricity contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various electricity contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to six years on a straight line basis which approximates the life of the assets.

JUST ENERGY » ANNUAL REPORT 2011     63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)	Water heater contracts and customer relationships

Water heater contracts represent the fair value of rental contracts on the acquisition of various water heater contracts and expected renewals. These contracts are operating leases and are amortized over their average estimated remaining life of up to 15 years on a straight line basis which approximates the life of the assets.

(k)	Impairment of long-lived assets

Just Energy reviews long-lived assets, which include property, plant and equipment, contract initiation costs and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, through use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Other assets (liabilities) – current/long-term, change in fair value of derivative instruments and other comprehensive income (loss)

Just Energy’s various derivative instruments have been accounted for using the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. In accordance with CICA Handbook Section 3865, Hedges, Just Energy is amortizing the accumulated gains and losses to June 30, 2008, from other comprehensive income in the same period in which the original hedged item affects the Consolidated Statements of Operations. No retrospective restatement is required for this change. The derivatives are measured at fair value and booked to the consolidated balance sheets. Effective July 1, 2008, all changes in fair value between periods are booked to change in fair value of derivative instruments on the consolidated statements of operations.

Just Energy enters into contracts with the intent of moderating its exposure to risks affecting the cost of sales for fixed-price electricity and JustGreen electricity sales. The contracts include fixed-for-floating electricity swap contracts and physical forward contracts, unforced capacity contracts, heat rate swap contracts, heat rate options, renewable energy certificates, and financial and physical forward gas contracts (to fulfill obligations under the heat rate swaps) with electricity and natural gas suppliers. These swaps and forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges of its cost of sales relating to its fixed-price gas and JustGreen gas contracts by entering into a combination of physical gas forwards, financial gas forwards, physical transportation forwards, carbon offset contracts and option contracts. Physical gas forwards and transportation forwards are accounted for in accordance with CICA Handbook Section 3855. Option contracts and financial gas forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges for its foreign exchange risk relating to its anticipated repatriation of U.S. dollar denominated currency by entering into foreign exchange forward contracts with its lender. Just Energy accounts for these forward contracts in accordance with CICA Handbook Section 3855 by recording them on the consolidated balance sheets as either other assets or other liabilities measured at fair value, with changes in fair value booked to change in fair value of derivative instruments.

(m)	Financial instruments

Financial instruments are classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are included on Just Energy’s consolidated balance sheets and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Financial assets and financial liabilities have been initially remeasured as at April 1, 2009 to take into account the appropriate credit risk and counterparty credit risk (see Note 13c). Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including those related to changes in foreign exchange rates on available-for-sale financial assets, are recognized in accumulated other comprehensive loss until the financial asset is derecognized or determined to be impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are amortized using the effective interest method. The following classifications have been applied:

•	cash and restricted cash as held-for-trading, which is measured at fair value;

•	accounts receivable and unbilled revenues are classified as loans and receivables, which are measured at amortized cost; and

•	long-term debt, accounts payable and accrued liabilities, unit distribution payable and bank indebtedness are classified as other financial liabilities, which are measured at amortized cost.

Financial instruments measured at fair value on the consolidated balance sheets are based on a hierarchy that reflects the significance of the inputs used in the fair value measurements. The fair value hierarchy is disclosed in note 13 of the financial statements.

64    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Electricity:

Just Energy has entered into contracts with customers to provide electricity and renewable energy at fixed prices (“customer electricity contracts”). Customer electricity contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer electricity contracts expose Just Energy to changes in market prices of electricity, renewable energy certificates and consumption. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity and renewable energy certificates at floating rates, Just Energy uses electricity derivative contracts (“electricity derivative contracts”). These electricity derivative contracts are fixed-for-floating swaps, physical electricity forward contracts, unforced capacity contracts, renewable energy certificates or a combination of heat rate swaps, heat rate options and physical or financial forward gas contracts.

Just Energy agrees to exchange the difference between the variable or indexed price and the fixed price on a notional quantity of electricity for a specified time frame in the fixed-for-floating contract arrangements. Just Energy takes title to the renewable energy certificate volumes to satisfy customer contracts. Just Energy takes title to electricity and unforced capacity at a fixed price for scheduling into the power grid under the forward contracts. Just Energy agrees to pay for certain quantities of power based on the floating price of natural gas under heat rate swaps. In order to cover the floating price of gas under these arrangements, prices for gas are fixed through either physical or financial forward gas contracts with a protection against weather variation achieved through the purchase of heat rate options. These contracts are expected to be effective as economic hedges of the electricity price exposure.

The premiums and settlements for these derivative instruments are recognized in cost of sales, when incurred.

The fair value of the electricity derivative contracts is recorded in the consolidated balance sheets with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations.

Gas:

Just Energy has entered into contracts with customers to provide gas and carbon offsets at fixed prices (“customer gas contracts”). Customer gas contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer gas contracts expose Just Energy to changes in market prices of gas and consumption. To reduce its exposure to movements in commodity prices and usage, Just Energy uses carbon offset, options and gas physical and financial contracts (“gas supply contracts”). These gas supply contracts are expected to be effective as economic hedges of the gas price exposure.

Just Energy uses physical forwards, carbon offset transportation forwards (together “physical gas supply contracts”) and other gas financial instruments to fix the price of its gas supply. Under the physical gas supply contracts, Just Energy agrees to pay a specified price per volume of gas or transportation. Other financial instruments are comprised of financial puts and calls that fix the price of gas in jurisdictions where Just Energy has scheduling responsibilities and therefore is exposed to commodity price risk on volumes above or below its base supply.

The fair value of physical gas contracts is recorded in the consolidated balance sheets with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations.

Foreign exchange:

To reduce its exposure to movements in foreign exchange rates, Just Energy uses foreign exchange forwards (“foreign exchange contracts”). These derivative financial instruments are recorded on the consolidated balance sheets as either other assets or other liabilities measured at fair value, with changes in fair value recognized in income as change in fair value of derivative instruments.

(n)	Revenue recognition

Just Energy delivers gas and/or electricity to end-use customers who have entered into long-term fixed-price contracts. Revenue is recognized when the commodity is consumed by the end-use customer or sold to third parties. The Company assumes credit risk in Illinois, Alberta, Texas, Pennsylvania, Maryland, Massachusetts and California, and for large volume customers in British Columbia and Ontario. In these markets, the Company ensures that credit review processes are in place prior to commodity flowing to the customer.

Just Energy recognizes revenue upon delivery to customers at terminals or other locations for ethanol and dried distillers’ grain.

Just Energy recognizes revenue from the monthly rental of water heaters, furnaces and air conditioners commencing from the installation date.

JUST ENERGY » ANNUAL REPORT 2011     65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o)	Marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing Hudson customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the life of the contract. If the commission is paid all or partially up front, it is recorded as contract initiation costs and amortized in marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed under NHS are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

(p)	Foreign currency translation

The operations of Just Energy’s U.S-based subsidiaries are self-sustaining operations. Accordingly, the assets and liabilities of foreign subsidiaries are translated into Canadian dollars at the rate of exchange at the consolidated balance sheet dates. Revenues and expenses are translated at the average rate of exchange for the period. The resulting gains and losses are accumulated as a component of Shareholders’ equity within AOCI.

(q)	Per common share amounts

The computation of income per common share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share is computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of options, restricted share grants and deferred restricted share grants, and conversion of convertible debentures, if dilutive.

(r)	Share-based compensation plans

The Company accounts for all of its share-based compensation awards using the fair value based method.

Awards are valued at the grant date and are not subsequently adjusted for changes in the prices of the underlying shares and other measurement assumptions. Compensation for awards without performance conditions is recognized as an expense and a credit to contributed surplus over the related vesting period of the awards. Compensation for awards with performance conditions is recognized based on management’s best estimate of whether the performance condition will be achieved.

When options, restricted share grants (“RSGs”) and deferred share grants (“DSGs”) are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Shareholders’ capital. The amount of cash, if any, received from participants is also credited to Shareholders’ capital.

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the “Plan”) for the permanent full time and part time employees (working more than 20 hours per week) in Canada. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of common shares of Just Energy, on a matching one for one basis.

For the U.S. employees, Just Energy has established a 401(k) plan to provide employees the potential for future financial security for retirement. Employees may participate in the 401(k) plan subject to all the terms and conditions of the plan. They may join the plan on the first of any month, once they have completed six months of employment. The 401(k) savings plan is an employer matching plan. Just Energy will match an amount up to 4% of their base earnings. Employees may contribute from 1% to 25% of their total salary with Just Energy on a beforehand basis with a 2011 calendar year maximum of $17.

Participation in either plan in Canada or the U.S. is voluntary. The Plan has a two-year vesting period beginning from the later of the Plan’s effective date and the employee’s starting date. During the year, Just Energy contributed $1,572 (2010 – $1,096) to both plans, which was paid in full during the year and recognized as an expense in the consolidated statements of operations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(t)	Exchangeable Securities

Just Energy followed the recommendations of the Emerging Issues Committee relating to the presentation of exchangeable securities, which includes the Class A preference shares, issued by subsidiaries of income funds. The recommendations require that the exchangeable securities issued by a subsidiary of an income fund be presented on the consolidated balance sheets of the income fund as a part of shareholders’ capital if the following criteria have been met:

•	the holders of the exchangeable securities are entitled to receive distributions of earnings economically equivalent to distributions received on units of the income fund; and

•	the exchangeable securities ultimately are required to be exchanged for units of the income fund as a result of the passage of fixed periods of time or the non-transferability to third parties of the exchangeable securities without first exchanging them for units of the income fund.

The exchangeable shares and Class A preference shares met these criteria and were classified as Unitholders’ capital for the year ended March 31, 2010. All distributions paid to JEEC shareholders were included in Unitholders’ capital. All distributions paid to the Class A preference shareholder were in Unitholders’ capital, net of tax. The management incentive program, which is a bonus equal to the dividend amount received by a Shareholder, is additional compensation to senior management of JEC, a wholly owned subsidiary of Just Energy.

As a result of the Conversion to a corporation, the exchangeable shares of JEEC and Class A preference shares were converted into 3,794,154 and 5,263,738 common shares, respectively.

(u)	Use of estimates

The preparation of the financial statements, in conformity with Canadian GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Significant areas requiring the use of management estimates include allowance for doubtful accounts, estimate of the useful life and estimated fair value of property, plant and equipment and impairments thereon, valuation of goodwill and intangibles and the impairment thereon, valuation allowances for future tax assets, the determination of the fair values of financial instruments, as the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts, and the determination of share-based compensation.

(v)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against a future income tax asset if it is determined that it is more likely than not that the future tax assets will not be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

(w)	Other intangible assets

Computer software is amortized on a declining basis at a rate of 100% and the commodity billing and settlement systems are amortized on a straight line basis over five years which approximates the life of the assets.

(ii)	RECENTLY ISSUED ACCOUNTING STANDARDS

The following are new standards, not yet in effect, which are required to be adopted by the company on the effective date:

Business Combinations

In October 2008, CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. Just Energy will not adopt the new standards prior to adopting International Financial Reporting Standards (“IFRS”) as described below.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

International Financial Reporting Standards

In February 2008, CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan, which includes diagnostic assessment, solution development and implementation phases. Just Energy has completed the initial assessment and solution development phases. These included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on Just Energy, and a preliminary assessment of the information technology systems. The IFRS team is currently engaged in the implementation phase, which is the final phase of the project.

Significant differences exist which may impact Just Energy’s financial reporting. Those areas include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, share-based payments, business combinations, provisions and the first-time adoption of IFRS (“IFRS 1”).

As part of the Conversion, Just Energy is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the full impact of the adoption of IFRS on Just Energy’s financial position and results of operations is not yet reasonably determinable or estimable, Just Energy expects a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan.

NOTE 4 RESTRICTED CASH

Restricted cash and customer rebates payable represent: (i) rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator (“IESO”) and (ii) Newten Home Comfort Inc.

i)	JE Ontario is obligated to disperse the monies to eligible end-use customers in accordance with the Ontario Power Generation Rebate as part of Just Energy Ontario L.P.’s Retailer License conditions.

ii)	As part of the acquisition of Newten Home Comfort Inc. (Note 6(c)) the Company is required to transfer cash into a trust account, in trust for the vendors, as part of the contingent consideration.

NOTE 5 I NVENTORY

The amount of inventories recognized as an expense during the year was $77,376. There has not been a write down of inventory to date. Inventory is made up of the following:

	2011	2010
Raw materials	$2,224	$2,308
Work in progress	518	463
Finished goods	4,164	3,552

	$6,906	$6,323

68    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 ACQUISITIONS

(a)	Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (see Note 9(e)).

The acquisition of Hudson was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Current assets (including cash of $24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long-term	1,312
Security deposits – long-term	3,544
Other assets – current	124
Other assets – long-term	100
Other liabilities – current	(74,683)
Other liabilities – long-term	(40,719)

$289,047

Consideration:
Purchase price	$287,790
Transaction costs	1,257

$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, it may be adjusted during the 12-month period following the acquisition.

(b)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a trust unit on a one for one basis at any time at the option of the holder, and entitled the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of UEG was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition, as follows:

Net assets acquired:
Working capital (including cash of $10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represented a 33.3% ownership of TGF held by EllisDon Corporation. The non-controlling interest was subsequently acquired by JEGI on January 4, 2011 (Note 12).

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months, and the intangible assets were amortized over six months. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

(c)	Newten Home Comfort Inc.

On July 2, 2009, NHS, a wholly owned subsidiary of Just Energy, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2011	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$6,090	$3,561	$2,529
Office equipment	17,976	9,520	8,456
Computer equipment	7,750	4,958	2,792
Water heaters	78,223	6,887	71,336
Furnaces and air conditioners	3,813	179	3,634
Leasehold improvements	8,567	5,077	3,490
Vehicles	215	88	127
Ethanol plant and equipment	157,842	16,222	141,620
Building	640	17	623
Land	299	—	299

	$281,415	$46,509	$234,906

As at March 31, 2010	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$5,581	$2,972	$2,609
Office equipment	14,810	5,930	8,880
Computer equipment	6,417	3,763	2,654
Water heaters	51,059	2,481	48,578
Furnaces and air conditioners	317	4	313
Leasehold improvements	8,409	4,116	4,293
Vehicles	197	46	151
Ethanol plant and equipment	159,500	10,054	149,446
Land	299	—	299

	$246,589	$29,366	$217,223

NOTE 8 INTANGIBLE ASSETS

As at March 31, 2011	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$248,828	$144,568	$104,260
Electricity contracts and customer relationships	436,339	248,673	187,666
Water heater contracts and customer relationships	23,164	2,813	20,351
Computer software	9,540	6,616	2,924
Commodity billing and settlement systems	6,743	6,450	293
Broker network	80,561	14,770	65,791
Brand	10,692	—	10,692
Information technology system development	19,691	3,478	16,213
Other intangible assets	9,061	4,216	4,845

	$844,619	$431,584	$413,035

As at March 31, 2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Computer software	5,562	4,198	1,364
Commodity billing and settlement systems	6,544	6,515	29
Other intangible assets	2,982	2,397	585

	$512,613	$170,591	$342,022

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 LONG-TERM DEBT AND FINANCING

	March 31, 2011	March 31, 2010
Credit facility (a)	$51,035	$57,500
TGF credit facility (b)(i)	36,680	41,313
TGF debentures (b)(ii)	37,001	37,001
TGF term/operating facilities (b)(iii)	—	10,000
NHS financing (c)	105,716	65,435
$90 million convertible debentures (d)	84,706	83,417
$330 million convertible debentures (e)	286,439	—

	601,577	294,666
Less: current portion	(94,117)	(62,829)

	$507,460	$231,837

Future annual minimum principal repayments are as follows:

	2012	2013	2014	2015	2016	2017–2021	Total
Credit Facility (a)	$—	$—	$51,035	$—	$—	$—	$51,035
TGF Credit facility (b)(i)	36,680	—	—	—	—	—	36,680
TGF Debentures (b)(ii)	37,001	—	—	—	—	—	37,001
NHS HTC financing (c)	20,436	22,132	23,967	23,442	6,242	9,497	105,716
$90 million Convertible debentures (d)	—	—	—	90,000	—	—	90,000
$330 million Convertible debentures (e)	—	—	—	—	—	330,000	330,000

	$94,117	$22,132	$75,002	$113,442	$6,242	$339,497	$650,432

The following table details the interest expense. Interest is expensed at the effective interest rate.

	2011	2010
Credit facility (a)	$7,848	$5,258
TGF Credit facility (b)(i)	2,013	1,365
TGF Debentures (b)(ii)	4,269	3,049
TGF wheat production financing	—	10
TGF Operating facilities (b)(iii)	515	683
NHS financing (c)	6,464	817
$90 million Convertible debentures (d)	6,690	4,952
$330 million Convertible debentures (e)	22,638	—

	$50,437	$16,134

(a)	As at March 31, 2011, Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The repayment of the facility is due on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%. Prime rate advances are at rates of interest that vary between bank prime plus 2.25% and 2.75% and letters of credit are at rates that vary between 3.25% and 3.75%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at March 31, 2011, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at March 31, 2011, Just Energy had drawn $51,035 (March 31, 2010 – $57,500) against the facility and total letters of credit outstanding amounted to $78,209 (March 31, 2010 – $49,444). As at March 31, 2011, Just Energy has $218,791 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2011 and 2010, all of these covenants have been met.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	In connection with the acquisition of UEG on July 1, 2009, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The facility was further revised on April 5, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The lenders deferred compliance with the financial covenants until April 1, 2011. TGF is currently in discussions with the lenders over future covenants. As at March 31, 2011, the amount owing under this facility amounted to $36,680.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually. Quarterly principal payments commenced October 1, 2009, in the amount of $1,000 per quarter. On April 5, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA, and minimum shareholders’ capital. The lender deferred compliance with the financial covenants until April 1, 2011. The current debenture agreement matures in the second quarter of fiscal 2012. TGF is in negotiations with the lender to renew the financial covenants and to extend the maturity date. As at March 31, 2011, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF’s term loan for $10,000 with a third party lender bearing interest at prime plus 1% was due in full on December 31, 2010. This facility was secured by liquid investments on deposit with the lender. As of December 31, 2010, the amount owing under the facility for $10,000 was repaid in full.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition, total letters of credit issued amounted to $250.

(c)	In fiscal 2010, NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge gas distribution territory. On July 16, 2010, NHS expanded this facility to cover the Union Gas territory. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, it is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has pledged the water heaters, HVAC equipment and rental contracts, subject to the financed rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $105,716 owing under this agreement, including $3,978 relating to the holdback provision, included in long-term receivable, as at March 31, 2011. NHS is required to meet a number of covenants under the agreement. As at March 31, 2011, all of these covenants have been met.

(d)

In conjunction with the acquisition of Universal on July 1, 2009, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued by Universal in October 2007. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

holder, into approximately 30.87 shares, representing a conversion price of $32.40 per common share as at March 31, 2011. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the year, interest expense amounted to $6,464.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011 as part of the Conversion, JEGI assumed all of the obligations under the $90 million convertible debentures.

(e)	In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share. During the year, interest expense amounted to $22,638.

The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable units determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of Shareholders’ deficiency in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $330 million convertible debentures.

NOTE 10 INCOME TAXES

Just Energy was a mutual fund trust for income tax purposes up to December 31, 2010. Until the Conversion, Just Energy was only subject to current income taxes on any taxable income not distributed to unitholders. Subsequent to the Conversion, JEGI is subject to current income taxes on all of its taxable income. The Fund distributed all of its taxable income earned prior to the Conversion. Accordingly, Just Energy did not provide for future income taxes on its temporary differences and those of its flow-through subsidiary trust and partnerships expected to reverse prior to 2011 as it was considered tax exempt for accounting purposes.

JEGI has recognized future income taxes for the temporary differences between the carrying amount and tax values of assets and liabilities in respect of the proportion of its income taxed directly to the unitholders that are expected to reverse in or after 2011. A valuation allowance that was provided against future tax assets of certain subsidiaries in the past year has been eliminated in full this year, as JEGI determines that it is more likely than not that all of those future tax assets will be realized in the future years.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Canadian-based corporate subsidiaries are subject to tax on their taxable income at a rate of 30% (2010 – 33%). U.S.-based corporate subsidiaries are subject to tax on their taxable income at a rate of 40% (2010 – 40%).

The following table reconciles the difference between the income taxes that would result solely by applying statutory tax rates to the pre-tax income for Just Energy and the income tax provision in the consolidated financial statements.

	2011	2010
Income before income taxes	$545,502	$127,588

Income tax expense at the combined basic rate of 30% (2010 – 33%)	163,651	42,104
Taxes on income attributable to shareholders	(15,456)	(42,045)
Benefit of mark to market and other tax losses not previously recognized	(119,556)	(100,459)
Variance between combined basic rate and rate applicable to U.S. subsidiaries	1,910	—
Non-deductible expenses	1,593	140

Provision for (recovery of) income taxes	$32,142	$(100,260)

Components of Just Energy’s income tax provision (recovery) are as follows:
	2011	2010
Income tax provision	$8,182	$19,253
Amount credited to Shareholders’ capital	1,305	2,501

Current income tax provision	9,487	21,754
Future tax provision (recovery)	22,655	(122,014)

Provision for (recovery of) income taxes	$32,142	$(100,260)

Components of Just Energy’s net future income tax asset are as follows:
	2011	2010
Partnership income deferred for tax purposes and book carrying amount of investments in partnerships in excess of tax cost	$(14,046)	$(483)
Excess of book basis over tax basis on customer contracts	(49,141)	(84,840)
Excess of tax basis over book basis	36,700	28,339
Mark to market losses on derivative instruments	132,888	245,237

	106,401	188,253
Less: valuation allowance	—	80,693

Future income tax assets (net)	$106,401	$107,560

NOTE 11 ACCUMULATED OTHER COMPREHENSIVE INCOME

2011	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	334	—	334
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $21,384	—	(98,499)	(98,499)

	$28,918	$94,886	$123,804

2010	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	26,626	—	26,626
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $34,339	—	(169,223)	(169,223)

	$28,584	$193,385	$221,969

JUST ENERGY » ANNUAL REPORT 2011     75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 SHAREHOLDERS’ CAPITAL

Common shares of the Company

Effective January 1, 2011, the issued and outstanding units of the Fund, Class A preference shares of JEC and exchangeable shares of JEEC were exchanged on a one-for-one basis for common shares of JEGI. An unlimited number of common shares and 50,000,000 preferred shares have been authorized to be issued.

Details of issued unitholders’ capital and share capital are as follows:

	2011		2010
Issued and outstanding	Units/Shares	Amount	Units/Shares	Amount
Trust units
Balance, beginning of year	124,325,307	$593,075	106,138,523	$385,294
Unit based awards exercised/exchanged	38,989	462	49,078	682
Distribution reinvestment plan	1,324,834	17,935	1,554,074	20,036
Exchanged from Exchangeable Shares	894,018	10,085	16,583,632	187,063
Units exchanged pursuant to Conversion	(126,583,148)	(621,557)	—	—

Balance, end of year	—	—	124,325,307	593,075

Class A preference shares
Balance, beginning of year	5,263,728	13,160	5,263,728	13,160
Class A preference shares exchanged pursuant to Conversion	(5,263,728)	(13,160)	—	—

Balance, end of year	—	—	5,263,728	13,160

Exchangeable Shares
Balance, beginning of year	4,688,172	52,883	—	—
Exchangeable Shares issued	—	—	21,271,804	239,946
Exchanged into units	(894,018)	(10,085)	(16,583,632)	(187,063)
Exchangeable Shares exchanged pursuant to Conversion	(3,794,154)	(42,798)	—	—

Balance, end of year	—	—	4,688,172	52,883

Unitholders’ capital, end of year	—	—	134,277,207	$659,118

Share capital
Shares issued pursuant to the Conversion;
Trust units	126,583,148	$621,557	—	—
Class A preference shares	5,263,728	13,160	—	—
Exchangeable Shares	3,794,154	42,798	—	—

Balance on Conversion, January 1, 2011	135,641,030	677,515	—	—
Dividend reinvestment plan (i)	546,382	8,112	—	—
Share-based awards exercised	86,374	1,097	—	—
Shares issued to minority shareholder in exchange for interest in TGF (ii)	689,940	10,328

Share capital, end of year	136,963,726	$697,052	—	—

(i) Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 shares can elect to receive their dividends in shares rather than cash at a 2% discount to the simple average closing price of the shares for five trading days preceding the applicable dividend payment date, providing the shares are issued from treasury and not purchased on the open market.

(ii) Shares issued

During the year ended March 31, 2011, Just Energy issued 689,940 shares to acquire the share interest held by the minority shareholder of TGF. The shares were valued at $10,328. The difference between $18,616 representing the value of the minority interest of TGF at the time of issuance and the value of the shares has been recorded as a reduction to goodwill on the original acquisition of UEC. Just Energy issued 894,018 (2010 – 16,583,632) units relating to the exchange of Exchangeable Shares of JEEC. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of UEG.

76    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 SHARE-BASED COMPENSATION PLANS

(a)	Stock option plan

Just Energy grants awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full time employees and service providers (non employees) of Just Energy and its subsidiaries and affiliates. In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2011, there were 1,179,166 options still available for grant under the plan. Of the options issued, 135,000 options remain outstanding at year-end. The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date. The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date. No share options have been granted since June 2008.

A summary of the changes in Just Energy’s option plan during the year and status at March 31, 2011, is outlined below.

	Outstanding options	Range of exercise prices	Weighted average exercise price[1]
Balance, beginning of year	352,500	$15.09 –$ 17.47	$15.92
Forfeited/cancelled	217,500	$15.63	15.63

Balance, end of year	135,000	$15.09 –$ 17.47	$16.38

[1]	The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2011	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$15.09 – $17.47	135,000	0.59	$16.38	98,000	$16.51

2010	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$15.09 – $15.63	267,500	0.49	$15.53	200,000	$15.63
$16.65 – $17.47	85,000	1.20	17.13	51,000	17.13

Balance, end of year	352,500	0.66	$15.92	251,000	$15.94

Options available for grant	2011	2010
Balance, beginning of year	961,666	758,666
Add: Cancelled/forfeited during the year	217,500	203,000

Balance, end of year	1,179,166	961,666

(b)	Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights) to senior officers, employees and service providers of its subsidiaries and affiliates in the form of fully paid RSGs. On June 29, 2010, the unitholders of Just Energy approved a 2,000,000 increase in the number of RSGs available for grant. As at March 31, 2011, there were 1,969,883 (2010 – 74,472) RSGs still available for grant under the plan. Of the RSGs issued, 2,711,494 remain outstanding at March 31, 2011 (2010 – 2,640,723). Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share. On January 1, 2011 as part of the Conversion, all unit appreciation rights outstanding on that date were replaced by RSGs.

JUST ENERGY » ANNUAL REPORT 2011     77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	$000,000.00	$000,000.00
RSGs available for grant	2011	2010
Balance, beginning of year	74,472	374,668
Less: Granted during the year	(234,620)	(1,307,192)
Add: Increase in RSGs available for grant	2,000,000	1,000,000
Add: Cancelled/forfeited during the year	4,668	6,996
Add: Exercised during the year	125,363	—

Balance, end of year	1,969,883	74,472

(c)	Deferred share grants

Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred compensation plan) to all independent directors on the basis each director is required to receive annually $15 of his compensation entitlement in deferred share grants (“DSGs”) and may elect to receive all or any portion of the balance of his annual compensation in DSGs and/or common shares. The holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the Director’s resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2011, there were 84,118 (2010 – 108,248) DSGs available for grant under the plan. Of the DSGs issued, 109,655 DSGs remain outstanding at March 31, 2011. In accordance with the Conversion, all outstanding Directors’ deferred unit grants were replaced with DSGs.

	$000,000.00	$000,000.00
DSGs available for grant	2011	2010
Balance, beginning of year	108,248	31,568
Add: Increase in DSGs available for grant	—	100,000
Less: Granted during the year	(24,130)	(23,320)

Balance, end of year	84,118	108,248

(d)	Contributed surplus

Amounts credited to contributed surplus include share based compensation awards, restricted share grants and deferred share grants. Amounts charged to contributed surplus are awards exercised during the year.

	$000,000.00	$000,000.00
Contributed surplus	2011	2010
Balance, beginning of year	$18,832	$14,671
Add: Share-based compensation awards	5,509	4,754
Non-cash deferred share grant distributions	121	89
Less: Share-based awards exercised	(1,559)	(682)

Balance, end of year	$22,903	$18,832

Total amounts credited to shareholders’ capital in respect of share options, restricted share grants and deferred share grants exercised or exchanged during the year ended March 31, 2011, amounted to $1,559 (2010 – $682).

NOTE 14 FINANCIAL INSTRUMENTS

(a)	Fair value

Just Energy has a variety of gas and electricity supply contracts that are captured under CICA Handbook Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, and renewable and gas swap and forward contracts using a discounted cash flow method which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of operations. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

78    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables illustrate (gains)/losses related to Just Energy’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the year ended March 31, 2011:

Change in fair value of derivative instruments	For the year ended March 31, 2011	For the year ended March 31, 2011(USD)		For the year ended March 31, 2010	For the year ended March 31, 2010(USD)
Canada
Fixed-for-floating electricity swaps (i)	$(232,806)	$	n/a	$5,041	$	n/a
Renewable energy certificates (ii)	987		n/a	(480)		n/a
Verified emission-reduction credits (iii)	952		n/a	(9)		n/a
Options (iv)	(333)		n/a	(1,593)		n/a
Physical gas forward contracts (v)	(138,623)		n/a	70,568		n/a
Transportation forward contracts (vi)	(11,365)		n/a	21,353		n/a
Fixed financial swaps (vii)	1,217		n/a	—		n/a

United States
Fixed-for-floating electricity swaps (viii)	(45,009)		(44,913)	11,295		11,761
Physical electricity forwards (ix)	(46,472)		(46,421)	2,332		4,737
Unforced capacity forward contracts (x)	416		388	(423)		(274)
Unforced capacity physical contracts (xi)	1,955		1,908	563		544
Renewable energy certificates (xii)	1,077		1,032	1,856		1,744
Verified emission-reduction credits (xiii)	140		136	644		604
Options (xiv)	(1,160)		(1,142)	1,082		879
Physical gas forward contracts (xv)	(118,077)		(116,831)	(30,742)		(25,350)
Transportation forward contracts (xvi)	(568)		(578)	1,303		1,287
Heat rate swaps (xvii)	1,789		1,592	(4,264)		(3,965)
Fixed financial swaps (xviii)	47,792		45,967	34,201		33,370
Foreign exchange forward contracts (xix)	(1,116)		n/a	3,322		n/a
Ethanol physical forward contracts (xx)	(135)		—	—		—
Amortization of deferred unrealized gains on discontinued hedges	(119,883)		n/a	(203,562)		n/a
Amortization of derivative financial instruments related to acquisitions	149,821		n/a	88,795		n/a

Change in fair value of derivative instruments	$(509,401)			$1,282

JUST ENERGY » ANNUAL REPORT 2011     79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2011:

	Other assets (current)	Other assets (long-term)	Other liabilities (current)	Other liabilities (long -term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	—	—	315	628
Options (iv)	815	692	4,403	—
Physical gas forward contracts (v)	—	—	166,634	134,847
Transportation forward contracts (vi)	—	24	5,301	2,858
Fixed financial swaps (vii)	—	1,037	2,235	19

United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forwards (ix)	—	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	—	1,056	165
Physical gas forward contracts (xv)	40	—	32,883	19,354
Transportation forward contracts (xvi)	—	—	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	—	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	—	—	—
Ethanol physical forward contracts (xx)	135	—	—	—

As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	Other assets (current)	Other assets (long-term)	Other liabilities (current)	Other liabilities (long-term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439
Fixed financial swaps (vii)	—	—	—	—

United States
Fixed-for-floating electricity swaps (viii)	—	—	31,291	30,464
Physical electricity forwards (ix)	—	—	38,015	39,035
Unforced capacity forward contracts (x)	523	102	445	9
Unforced capacity physical contracts (xi)	33	146	731	—
Renewable energy certificates (xii)	107	130	918	945
Verified emission-reduction credits (xiii)	—	—	167	447
Options (xiv)	—	—	912	915
Physical gas forward contracts (xv)	—	—	96,938	75,142
Transportation forward contracts (xvi)	—	—	1,265	2,262
Heat rate swaps (xvii)	654	3,605	—	—
Fixed financial swaps (xviii)	—	—	21,720	16,767
Foreign exchange forward contracts (xix)	277	—	—	—
Ethanol physical forward contracts (xx)	—	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

80    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes financial instruments classified as held for trading as at March 31, 2011 to which Just Energy has committed:

Contract type		Notional Volume		Total remaining Volume	Maturity date	Fixed price		Fair value favourable/ (unfavourable)		Notional value
Canada
(i)	Fixed-for-floating electricity swaps*		0.0001–85 MWh	9,688,499 MWh	April 30, 2011 – October 11, 2018		$28.75–$128.13		$(224,677)		$623,260

(ii)	Renewable energy certificates		10–90,000 MWh	1,106,558 MWh	December 31, 2011 – December 31, 2015		$3.00–$26.00		$(184)		$7,149

(iii)	Verified emission- reduction credits		6,000–55,000 tonnes	527,000 tonnes	December 31, 2011 – December 31, 2014		$6.25–$11.50		$(943)		$4,964

(iv)	Options		46–40,500 GJ/ month	3,098,430 GJ	April 30, 2011 – February 28, 2014		$7.16–$12.39		$1,507		$5,500

(v)	Physical gas forward contracts		1–28,558 GJ/day	105,394,304 GJ	April 30, 2011 – March 31, 2016		$3.39–$10.00		$(301,481)		$759,167

(vi)	Transportation forward contracts		74–20,000 GJ/day	43,307,681 GJ	April 30, 2011 – May 31, 2015		$0.01–$1.57		$(8,134)		$33,686

(vii)	Fixed financial swaps		14,500–139,500 GJ/month	9,684,500 GJ	April 30, 2011 – July 31, 2016		$4.47–$8.79		$(1,217)		$46,196
United States

(viii)	Fixed-for-floating electricity swaps*		0.10–57 MWh	7,522,842 MWh	April 30, 2011 – December 31, 2015	$ (US$	23.56–$132.59 24.30–$136.75)	$ ((US$	(52,917) 54,576))	$ (US$	393,405 405,739)

(ix)	Physical electricity forwards		1–55 MWh	9,253,968 MWh	April 30, 2011 – May 31, 2016	$ (US$	14.54–$106.90 15.00–$110.25)	$ (US$	(89,953) (92,773))	$ (US$	480,536 495,602)

(x)	Unforced capacity forward contracts		5–36 MWCap	571 MWCap	April 30, 2011 – November 30, 2012	$ (US$	824–$7,757 850–$8,000)		$(207) (US$ (213))	$ (US$	2,677 2,761)

(xi)	Unforced capacity physical contracts		1–50 MWCap	2,369 MWCap	April 30, 2011 – May 31, 2014	$ (US$	630–$8,484 650–$8,750)	$ (US$	(2,305) (2,377))	$ (US$	11,037 11,383)

(xii)	Renewable energy certificates		5,000–160,000 MWh	2,220,400 MWh	December 31, 2011 – December 31, 2015	$ (US$	2.62–$24.00 2.70–$24.75)		$(2,476) (US$ (2,554))	$ (US$	13,716 14,146)

(xiii)	Verified emission- reduction credits		10,000–50,000 tonnes	585,000 tonnes	December 31, 2011 – December 31, 2016	$ (US$	4.36–$8.48 4.50–$8.75)		$(696) (US$ (718))	$ (US$	4,097 4,225)

(xiv)	Options		5–90,000 mmBTU/month	3,287,880 mmBTU	April 30, 2011 – December 31, 2014	$ (US$	7.51–$13.38 7.75–$13.80)		$(617) (US$ (636))	$ (US$	4,245 4,378)

(xv)	Physical gas forward contracts		1–7,700 mmBTU/ day	16,890,058 mmBTU	April 30, 2011 – July 31, 2014	$ (US$	3.98–$11.52 4.10–$11.88)	$ (US$	(50,609) (52,196))	$ (US$	136,499 140,779)

(xvi)	Transportation forward contracts		3–15,500 mmBTU/day	39,949,590 mmBTU	April 30, 2011 – August 31, 2015	$ (US$	0.0048–$1.2100 0.0050–$1.2500)		$(2,721) (US$ (2,806))	$ (US$	(84,548) 87,199)

(xvii)	Heat rate swaps		1–30 MWh	3,924,952 MWh	April 30, 2011 – September 30, 2015	$ (US$	18.85–$75.02 19.44–$77.37)	$ (US$	2,653 2,736)	$ (US$	165,659 170,853)

(xviii)	Fixed financial swaps		930–380,000 mmBTU/month	62,881,529 mmBTU	April 30, 2011 – May 31, 2017	$ (US$	3.93–$9.11 4.05–$9.40)	$ (US$	(84,243) (86,884))	$ (US$	397,449 409,910)

(xix)	Foreign exchange forward contracts	$ (US$	(569–$4,460) 587–$4,000)	n/a	April 01, 2011 – January 03, 2012		$0.9750–$1.0457		$1,391	$ (US$	28,413 27,733)

(xx)	Ethanol physical forward contracts		396,258 gallons	7,132,645 gallons	April 01, 2011 – December 01, 2011		$2.34–$2.65		$136		$17,860

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario are also load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

JUST ENERGY » ANNUAL REPORT 2011     81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated amortization of deferred gains and losses reported in AOCI that is expected to be amortized to net income within the next 12 months is a gain of $68,946.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV Hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominantly NYMEX), 2) Basis and 3) Foreign Exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12–15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2011:

	March 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets

Trading assets	$98,466	$—	$—	$98,466
Loans and receivable	286,254	—	—	286,254
Derivative financial assets	—	1,077	8,153	9,230

Financial liabilities
Derivative financial liabilities	—	(89,177)	(751,641)	(840,818)
Other financial liabilities	(886,696)	—	—	(886,696)

Total net derivative liabilities	$(501,976)	$(88,100)	$(743,488)	$(1,333,564)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the year ended March 31, 2011:

March 31, 2011
Opening balance, April 1, 2010	$(1,229,555)

Total gain/(losses) – Net income	6,891
Purchases	(256,294)
Sales	3,795
Settlements	731,675
Transfer out of Level 3	—

Closing balance, March 31, 2011	$(743,488)

82    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

	As at March 31, 2011
	Carrying amount	Fair value

Cash and restricted cash	$98,466	$98,466
Accounts receivable	281,685	281,685
Long-term receivable	4,569	4,569
Other assets	9,230	9,230
Bank indebtedness, accounts payable and accrued liabilities, and unit distributions payable	285,119	285,119
Long-term debt	601,577	663,407
Other liabilities	840,818	840,818

	For the years ended March 31
	2011	2010
Interest expense on financial liabilities not held-for-trading	$50,437	$16,134

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, and unit distributions payable approximates their fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million and $330 million convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S. and its recent acquisition of Hudson, Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, as at March 31, 2011, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the year ended would have been $4,823 higher/lower and other comprehensive income would have been $3,365 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the year ended March 31, 2011, of approximately $1,023.

JUST ENERGY » ANNUAL REPORT 2011     83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that Shareholder dividends can be appropriately established. Derivative instruments are generally transacted over-the-counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – All derivative financial instruments

As at March 31, 2011, if the energy prices, including natural gas, electricity, verified emission-reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended March 31, 2011, would have increased (decreased) by $193,338 ($192,492) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at March 31, 2011, if the energy prices, including natural gas, electricity, verified emission-reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended March 31, 2011, would have increased (decreased) by $169,292 ($168,613) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at March 31, the aging of the accounts receivable from the above markets was as follows:

	2011	2010
Current	$61,695	$44,531
1–30 days	15,088	13,873
31–60 days	5,533	4,598
61–90 days	5,652	1,768
Over 91 days	10,322	3,973

	$98,290	$68,743

For the year ended March 31, 2011, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of year	$23,110
Provision for doubtful accounts	27,627
Bad debts written off	(23,801)
Others	(1,821)

Balance, end of year	$25,115

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

84    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy, replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2011, the maximum counterparty credit risk exposure amounted to $107,520, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at March 31, 2011.

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$282,805	$282,805	$282,805	$–	$–	$–
Bank indebtedness	2,314	2,314	2,314	–	–	–
Long-term debt*	601,577	652,397	94,117	99,099	119,684	339,497
Derivative instruments	840,818	3,173,789	1,498,293	1,405,699	267,505	2,292

	$1,727,514	$4,111,305	$1,877,529	$1,504,798	$387,189	$341,789

*	Included in long-term debt is $330,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder.

In addition to the amounts noted above, at March 31, 2011, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$45,430	$61,282	$45,470	$21,427

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,207 to accommodate for its counterparties’ risk of default.

NOTE 15 CAPITAL DISCLOSURE

Just Energy defines capital as Shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility between:

(a) enabling it to operate efficiently;

(b) providing liquidity and access to capital for growth opportunities; and

(c) providing returns and generating predictable cash flow for dividend payments to shareholders

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable, profitable growth. Just Energy’s capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its credit facilities and as at March 31, 2011 and 2010, all of these covenants have been met.

JUST ENERGY » ANNUAL REPORT 2011     85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 INCOME PER SHARE

	2011	2010
Basic income per share
Net income available to shareholders	$515,347	$231,496

Weighted average number of shares outstanding	128,171,630	117,674,180
Weighted average number of Class A preference shares	4,009,086	5,263,728
Weighted average number of Exchangeable Shares	3,098,124	5,027,626

Basic units and shares outstanding	135,278,840	127,965,534

Basic income per share/unit	$3.81	$1.81

Diluted income per share[1]
Net income available to Shareholders	$515,347	$231,496

Basic units and shares outstanding	135,278,840	127,965,534
Dilutive effect of:
Restricted share grants	2,737,214	1,392,423
Deferred share grants	93,231	71,137

Shares outstanding on a diluted basis	138,109,285	129,429,094

Diluted income per share/unit	$3.73	$1.79

[1]	The $90 million and $330 million convertible debentures and stock option rights are anti-dilutive for fiscal 2011 and 2010.

NOTE 17 REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segments have operations in both Canada and the United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments.

	Gas and electricity marketing		Ethanol	Home services
2011	Canada	United States	Canada	Canada	Consolidated
Sales gas	$660,457	$526,311	$–	$–	$1,186,768
Sales electricity	619,985	1,015,347	–	–	1,635,332
Ethanol	–	–	108,526	–	108,526
Home services	–	–	–	22,566	22,566

Sales	$1,280,442	$1,541,658	$108,526	$22,566	$2,953,192

Gross margin	$188,949	$263,291	$14,266	$15,697	$482,203
Amortization of property, plant and equipment	(3,726)	(494)	(1,171)	(307)	(5,698)
Amortization of intangible assets	(47,392)	(71,832)	(22)	(1,595)	(120,841)
Other operating expenses	(68,653)	(179,524)	(11,164)	(17,020)	(276,361)

Income (loss) before the undernoted	69,178	11,441	1,909	(3,225)	79,303
Interest expense	34,720	2,387	6,862	6,468	50,437
Change in fair value of derivative instruments	(370,083)	(139,345)	27	–	(509,401)
Other income	(7,036)	(132)	(42)	(25)	(7,235)
Non-controlling interest	–	–	(1,987)	–	(1,987)
Provision (recovery) of income taxes	13,636	21,007	–	(2,501)	32,142

Net income (loss)	$397,941	$127,524	$(2,951)	$(7,167)	$515,347

Additions to property, plant and equipment	$3,091	$2,659	$266	$30,625	$36,641

Total goodwill	$153,043	$58,108	$–	$283	$211,434

Total assets	$596,738	$698,502	$165,244	$128,160	$1,588,644

86    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Gas and electricity marketing		Ethanol	Home services
2010	Canada	United States	Canada	Canada	Consolidated
Sales gas	$788,661	$425,975	$—	$—	$1,214,636
Sales electricity	637,580	381,674	—	—	1,019,254
Ethanol	—	—	56,455	—	56,455
Home services	—	—	—	8,886	8,886

Sales	$1,426,241	$807,649	$56,455	$8,886	$2,299,231

Gross margin	$231,147	$172,627	$4,510	$7,049	$415,333
Amortization of property, plant and equipment	(3,418)	(251)	(1,059)	(766)	(5,494)
Amortization of intangible assets	(37,309)	(22,413)	(20)	(1,209)	(60,951)
Other operating expenses	(68,156)	(121,394)	(9,089)	(8,760)	(207,399)

Income before the undernoted	122,264	28,569	(5,658)	(3,686)	141,489
Interest expense	9,079	1,130	5,107	818	16,134
Change in fair value of derivative instruments	37,058	(35,776)	—	—	1,282
Other income	(3,122)	(82)	(311)	—	(3,515)
Non-controlling interest	—	—	(3,593)	(55)	(3,648)
Provision (recovery) for income tax	(123,113)	24,415	—	(1,562)	(100,260)

Net income (loss)	$202,362	$38,882	$(6,861)	$(2,887)	$231,496

Additions to property, plant and equipment	$11,267	$797	$4,599	$24,544	$41,207

Total goodwill	$138,905	$31,053	$—	$7,929	$177,887

Total assets	$727,395	$330,912	$161,028	$91,492	$1,310,827

NOTE 18 GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $88,282.

NOTE 19 COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term commodity contracts with various suppliers
2012	$8,333	$7,082	$4,974	$1,498,293
2013	6,222	1,703	–	915,844
2014	4,733	396	–	489,855
2015	3,855	–	–	209,069
2016	2,678	–	–	58,436
Thereafter	4,841	–	–	2,292

	$30,662	$9,181	$4,974	$3,173,789

JUST ENERGY » ANNUAL REPORT 2011     87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Just Energy is also committed under long term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

NOTE 20 CONTINGENCIES

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable.

NOTE 21 ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2011	2010
Changes in:
Accrued gas accounts payable	$4,266	$(26,286)
Unbilled revenues	(5,749)	36,986
Gas delivered in excess of consumption	3,763	(8,508)
Deferred revenue	(4,005)	8,357

	$(1,725)	$10,549

NOTE 22 NET CHANGE IN NON-CASH WORKING CAPITAL

	2011	2010
Accounts receivable	$4,513	$(60,021)
Gas in storage	(2,355)	2,430
Inventory	(583)	(41)
Prepaid expenses	15,511	25,869
Accounts payable and accrued liabilities	(49,637)	5,931
Corporate taxes recoverable	(5,662)	(8,303)
Other	–	(1,388)

	$(38,213)	$(35,523)

NOTE 23 COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

NOTE 24 SUBSEQUENT EVENTS

Declared dividends

On April 4, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share

($ 1.24 annually). The dividend will be paid on April 30, 2011, to shareholders of record at the close of business on April 15, 2011.

On May 3, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share

($ 1.24 annually). The dividend will be paid on May 31, 2011, to shareholders of record at the close of business on May 15, 2011.

88    JUST ENERGY » ANNUAL REPORT 2011

CORPORATE INFORMATION

HEAD OFFICE

Just Energy Group Inc.

First Canadian Place

100 King Street West

Suite 2630, P.O. Box 355

Toronto, ON M5X 1E1

FOR FINANCIAL INFORMATION,

CONTACT:

Beth Summers, C.A.

Chief Financial Officer

905-795-4206

FOR FURTHER INFORMATION,

CONTACT:

Rebecca MacDonald

Executive Chair

416-367-2872

Ken Hartwick, C.A.

Chief Executive Officer and President

905-795-3557

AUDITORS

Ernst & Young LLP

Toronto, ON Canada

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.

100 University Avenue

Toronto, ON M5J 2Y1

SHARES LISTED

Toronto Stock Exchange

Trading symbol: JE

ANNUAL GENERAL MEETING

Wednesday, June 29, 2011

3:00 p.m.

TSX Broadcast Centre

130 King Street West

Toronto, ON

Concept and Design: THE WORKS www. worksdesign.com Executive Photography: Matthew Plexman

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